     As filed with the Securities and Exchange Commission on May 31, 2002

                                                     Registration No. 333-69878
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                               -----------------

                                Amendment No. 2

                                      To
                                   FORM S-2
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933
                               -----------------
                       IMPERIAL CREDIT INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)
                        California                 95-4054791
               (State or other jurisdiction     (I.R.S. Employer
             of incorporation or organization) Identification No.)

               23550 Hawthorne Boulevard, Building 1, Suite 210

                          Torrance, California 90505
                                (310) 373-1704
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Rudolf P. Guenzel


                            Chief Executive Officer

                       Imperial Credit Industries, Inc.

               23550 Hawthorne Boulevard, Building 1, Suite 210

                          Torrance, California 90505
                                (310) 373-1704
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                  Copies to:
                               James R. Walther
                               Richard D. Greta

                            Mayer, Brown Rowe & Maw

                       350 South Grand Avenue 25th Floor
                         Los Angeles, California 90071
                                 213-229-9500
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               -----------------

                        CALCULATION OF REGISTRATION FEE


================================================================================

                                                   Proposed         Proposed
                                                    maximum          maximum
     Title of each class of       Amount to be  offering price      aggregate          Amount of
   securities to be registered     registered   per Security(1) offering price(1) registration fee(2)
-----------------------------------------------------------------------------------------------------
Common Stock, no par value....... 32,000 shares      $0.02            $640                $1
-----------------------------------------------------------------------------------------------------
12% Senior Secured Notes due 2005 $ 66,500,000       100%          $66,500,000          $6,118
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average of the bid and ask prices of common stock on the Over-the-Counter Bulletin Board on May 30, 2002.


(2) $24,100 filing fee paid with initial filing of Registration Statement on September 24, 2001


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The Information contained in this prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction where the offer, solicitation or sale would not be permitted.



                   Subject to Completion, dated May 31, 2002


PROSPECTUS



                       IMPERIAL CREDIT INDUSTRIES, INC.


               $66,500,000 of 12% Senior Secured Notes Due 2005


                         32,000 shares of Common Stock


                               -----------------


   The selling security holders identified in this prospectus are offering up to $66,500,000 aggregate principal amount of 12% Senior Secured Notes due 2005 of Imperial Credit Industries, Inc., a California corporation, and 32,000 shares of our common stock. The notes and shares of common stock are being offered on a continuous basis. The notes and shares of common stock are being offered separately and not as units, unless otherwise stated in connection with a particular offer pursuant to this prospectus.



   The selling security holders received the notes and common stock referred to herein in connection with a debt exchange that we conducted in connection with efforts to improve our capitalization and a debt exchange that we conducted as part of our resolution of a dispute between us and some of our debtholders.



   The selling security holders will receive all of the proceeds from the sale of the notes and common stock referred to herein. We will pay, among other expenses, certain underwriting discounts and selling commissions, if any, applicable to the sale of those securities. We are not offering any notes or common stock for sale under this prospectus and we will not receive any proceeds from sales of the securities offered hereby.


   We do not intend to list the notes on any securities exchange.

   The notes:

   . bear interest at an annual rate of 12%, payable in cash in arrears semi-annually on January 30 and July 30;


   . are secured by our pledge of all of the common stock, of our wholly-owned subsidiary, Southern Pacific Bank, that we hold; and



   . are pari passu in right of payment with any of our unsecured outstanding
     10.25% Remarketed Redeemable Par Securities Series B, 9.875% Senior Notes due 2007 and 9.75% Senior Notes due 2004 and are junior in right of payment with any of our 12% Senior Secured Notes due 2002.



   Investing in the notes and our common stock involves a very high degree of risk. We have incurred substantial operating losses, we have negative shareholder equity and we currently do not have sufficient liquidity to repay significant outstanding indebtedness that will become due in the near future, which may cause us to file for protection under Chapter 11 of the federal Bankruptcy Code or result in our creditors forcing us into involuntary bankruptcy. Our principal subsidiary, Southern Pacific Bank, is currently operating under orders issued by its federal and state banking regulators that impose significant restrictions and requirements on its operations, including that the Bank significantly increase its regulatory capital levels. The Bank is not in compliance with the capital requirements set forth in those orders. You should consider carefully the information regarding these and other investment risks contained in "RISK FACTORS" beginning on page 11 before investing in any of the notes or our common stock.



   Our common stock was delisted from the Nasdaq National Market on May 24, 2002 and is currently traded on the "Over-the-Counter Bulletin Board" under the symbol "ICII."



   The selling security holders may sell the notes and our common stock offered by this prospectus from time to time directly to purchasers, or through underwriters, or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then prevailing market prices or are negotiated. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitations of offers made hereby without notice. The selling security holders may reject any offer to purchase notes or common stock in whole or in part. The selling security holders and any broker/dealers that participate in the distribution of the notes or common stock may be deemed to be "underwriters" as defined in the Securities Act of 1933, and profits realized by selling security holders and broker/dealers purchasing notes or common stock for their own account may be deemed underwriting discounts or commissions under that act in connection with the sale of securities.



   Copies of our Annual Report on Form 10-K/A for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 accompany this prospectus. This prospectus may not be used to consummate sales of the notes or our common stock unless accompanied by our most recently filed Annual Report on Form 10-K and any Quarterly Report on Form 10-Q filed subsequent to our most recently filed Annual Report.


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this prospectus is             , 2002

            CAUTIONARY STATEMENT ABOUT FORWARD LOOKING INFORMATION

   This prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "may," "will," "intend," "should," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other comparable terminology. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including, without limitation, the factors described in this prospectus under the caption "Risk Factors," actions that may be taken by the Federal Deposit Insurance Corporation or the California Department of Financial Institutions with respect to Southern Pacific Bank and all of the factors contained in documents that are incorporated by reference in the registration statement of which this prospectus forms a part.

                               -----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The selling security holders may not make an offer of these notes in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               -----------------

                               TABLE OF CONTENTS


                                                                 Page
                                                                 ----
          Cautionary Statement About Forward Looking Information   2
          Prospectus Summary....................................   3
          Risk Factors..........................................  11
          Recent Developments...................................  33
          Ratio of Earnings to Fixed Charges....................  37
          Use of Proceeds.......................................  37
          Selling Security Holders..............................  38
          Description of the Notes..............................  39
          Description of the Common Stock.......................  63
          Plan of Distribution..................................  64
          Legal Matters.........................................  65
          Experts...............................................  65
          Where You Can Find More Information...................  66


                               -----------------

                              PROSPECTUS SUMMARY


   This summary highlights information regarding us and the offering of the notes and our common stock contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the notes or our common stock. You should read carefully this entire prospectus, including the risks discussed under "Risk Factors" and the documents incorporated into this prospectus by reference, before you decide whether to purchase any notes or our common stock.


                       IMPERIAL CREDIT INDUSTRIES, INC.


   We are a diversified commercial lending and financial services holding company with consolidated assets of $1.41 billion as of March 31, 2002. Our business activities are primarily conducted through our wholly owned commercial banking subsidiary, Southern Pacific Bank (the "Bank"). Our core businesses originate commercial and real estate loans funded primarily by the FDIC-insured deposits of the Bank. Our principal executive offices are located in Torrance, California at 23550 Hawthorne Boulevard, Building 1, Suite 210, Torrance, California 90505 and our telephone number is (310) 373-1704.





Business Lending.



   Our business lending is primarily conducted through the Bank, with additional servicing activities being conducted through Imperial Business Credit, Inc. ("IBC"), which is another of our wholly-owned subsidiaries.



   Southern Pacific Bank. The Bank is an industrial bank organized under California law that had approximately $1.17 billion in deposits at March 31, 2002. Its business lending is offered through the following Bank divisions and subsidiary:



  . Coast Business Credit ("CBC") is the asset based lending division of the Bank. It primarily makes revolving lines of credit and term commercial loans available to medium-sized growth companies in the equipment leasing, aircraft transportation, manufacturing, distribution, technology, service, telecommunications, and retail industries. CBC also purchases undivided interests (referred to as "participations") in senior secured debt of other companies offered by commercial banks in the secondary market. CBC's commitments (including standby and commercial letters of credit) and outstanding loan balances were $688.9 million and $459.0 million at March 31, 2002 as compared with $758.6 million and $536.7 million at December 31, 2001.



  . Imperial Warehouse Finance, Inc. ("IWF") is a wholly owned subsidiary of the Bank which provides short-term repurchase facilities to residential mortgage lenders. IWF's repurchase facilities provide the mortgage lenders with the ability to do same day closings and sales of residential mortgage loans in the secondary market. Under a participation agreement between the Bank and IWF, the Bank funds 100% of IWF's repurchase facilities. IWF's repurchase facility commitments (including standby and commercial letters of credit) and outstanding balances were $227.9 million and $126.6 million at March 31, 2002 as compared with $232.3 million and $143.8 million at December 31, 2001.



  . The Loan Participation and Investment Group ("LPIG") is a division of the Bank which historically has purchased participations in senior secured debt of other companies offered by commercial banks in the secondary market. The principal types of loans in which LPIG purchased participations were senior-secured bank loans, in the form of revolving lines of credit and long-term loans or letters of credit. We are not originating any new commitments for LPIG at this time since we believe that the capital that is currently being deployed at the Bank to support LPIG's business could be better utilized in our other businesses. We anticipate that the current outstanding balance of LPIG's loans and commitments will decrease over time as this portfolio decreases. LPIG's commitments (including standby and commercial letters of credit) and outstanding balances were $169.3 million and $158.3 million at March 31, 2002 as compared with $171.2 million and $67.2 million at December 31, 2001.

  . The Lewis Horwitz Organization ("LHO") is a division of the Bank which is engaged in providing financing for independent motion picture and television production. Typically, LHO lends to independent film and television producers on a senior secured basis, basing its credit decisions on the creditworthiness and reputation of distributors and sales agents who have contracted to distribute the films. LHO's commitments (including standby and commercial letters of credit) and outstanding balances were $194.3 million and $125.5 million at March 31, 2002 as compared with $191.3 million and $130.5 million at December 31, 2001.



   Imperial Business Credit, Inc. "IBC" is a lease portfolio servicing entity which services its existing portfolio of equipment leases and a new portfolio of middle market equipment leases originated by the Bank. Historically, the focus of IBC's lease activities had been small balance equipment lease financing to small and medium-sized businesses. During the first quarter of 2000, we determined that IBC could not achieve the returns necessary to continue in business as an originator of new leases. Accordingly, in April, 2000, IBC ceased originating new leases and its origination offices were sold or closed. The total leases serviced by IBC at March 31, 2002 were $95.5 million as compared with $122.0 million at December 31, 2001.


Multifamily And Commercial Mortgage Lending.


   Our multifamily and commercial mortgage lending operations are conducted through the Income Property Lending Division ("IPL") of the Bank. The focus of IPL's lending activities is the small loan market for 5+ unit multifamily apartments and commercial buildings. IPL generally seeks to make 70% of its loans secured by apartment buildings and 30% of its loans secured by commercial properties. Most of IPL's loans have been secured by properties in California. IPL funded $23.2 million of loans for the quarter ended March 31, 2002 and had gross outstanding loan balances of $280.6 million at March 31, 2002 as compared with fundings of $198.2 million for the year ended December 31, 2001 and gross outstanding loan balances of $293.6 million at December 31, 2001.


Asset Management Activities.


   We conducted our advisory and asset management services through Imperial Credit Asset Management, Inc. ("ICAM") prior to our sale of it in the first quarter of 2002. Through October 22, 1999, we also conducted asset management services through Imperial Credit Commercial Asset Management Corp. ICAM manages Pacifica Partners I L.P., ("Pacifica") and Cambria Investment Partnership I, L.P. ("Cambria"). Pacifica Partners I is a $500 million collateralized loan obligation fund (the "CLO Fund") which was launched in August 1998. At March 31, 2002, Pacifica's assets consisted of approximately $372.5 million in nationally syndicated bank loans and approximately $82.9 million in high yield bonds. At March 31, 2002, the carrying value of our investment in Pacifica was approximately $13.2 million and we had approximately $1.9 million invested in Cambria, which is a hedge fund that invests in syndicated bank loans.



   On March 27, 2002, we sold our entire interest in ICAM for $925,000. We received cash proceeds of approximately $40,000 at the close of that sale, which resulted in a deferred gain of approximately $462,000. The sale of ICAM is anticipated to result in annual reductions in our revenues, noninterest expenses and income before income taxes of $3.1 million, $2.5 million and $600,000, respectively, in future years. As a result of our sale of ICAM, our asset management activities were completely terminated in the first quarter of 2002. Our asset management activities had a net loss of $65,000 for the quarter ended March 31, 2002 as compared to net income of $110,000 for the same quarter in 2001.

Immediate Liquidity Concerns



   Our currently available amount of cash and interest-bearing deposits is significantly less than the amount of our debt outstanding at March 31, 2002 and the principal amount of debt that matures on June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions). If we are not able to generate sufficient liquidity to meet our debt obligations, either from asset sales or from our operations, we may have to file for protection under Chapter 11 of the federal Bankruptcy Code or our creditors may force us into involuntary bankruptcy. There can be no assurance that we will be able to repay our outstanding indebtedness that becomes payable on June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) or that we will be able to service our other outstanding indebtedness during the balance of 2002 or, if necessary, satisfy our obligations under our performance guarantee described below under "--Regulatory Orders".



   By June 14, 2002, we will require approximately $1 million to repay the outstanding principal amount of our 10.25% Remarketed Redeemable Par Securities, Series B debt and we will require an additional approximately $28.4 million to both (i) repay the outstanding principal amount of our senior secured debt that will become due on June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) and (ii) make scheduled interest payments on our other outstanding debt securities payable during the month of July 2002. At March 31, 2002, our available cash and interest-bearing deposits totaled $6.9 million, the total outstanding principal balance of our debt was $175.3 million and our total shareholders' deficit was $97.3 million. In addition to cash and cash equivalents and our investments in the Bank, at March 31, 2002, we and our non-bank subsidiaries had approximately $69.1 million in book value of other gross assets, primarily consisting of investments in securities and loans, of which $5 million is currently pledged to secure our obligations on our senior secured debt.



   Our ability to generate the funds required by June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) to repay the principal of our senior secured debt and the funds required during the month of July 2002 to continue to pay interest on our other outstanding debt is solely dependent on the cash flows generated by us and our non-bank subsidiaries, primarily from asset sales, since the Bank is currently unable to pay us dividends due to limitations set forth in the regulatory orders described below. The amount of net proceeds and the related gain or loss on the sale of our assets are dependent on our ability to sell our securities investments, which are illiquid, the interest rate environment, the credit quality of the assets sold, general economic conditions, and other factors affecting the financial markets at the time of such sales, if any. Additionally, management may conclude that the proceeds from such asset sales could best be used to provide additional capital to the Bank and, as part of the Bank's capital restoration plan described elsewhere herein, we have committed to contribute up to an additional approximately $5 million to the Bank during the balance of 2002. To the degree that sales proceeds are infused into the Bank, these funds would not be available to meet the our debt and other obligations.




Recent Operating Results


   We reported a net loss for the quarter ended March 31, 2002 of $18.6 million, including an operating loss from on the early extinguishment of debt of $358,000. Our net loss for the year ended December 31, 2001 was $131.6 million, including an operating loss from discontinued operations of $3.7 million and an extraordinary gain on the early extinguishment of debt of $2.9 million. Our operating results for the quarter ended March 31, 2002 and the year ended December 31, 2001 were negatively impacted by continued reductions in our net interest and other income as a result of a decrease in the amount of our outstanding loans, leases and income producing properties and our continued high levels of non-performing assets and classified assets that resulted in high levels of provisions for loan and lease losses, which provisions totaled $28.7 million and $95.9 million for those periods, respectively. These negative factors were partially offset by an improvement in our mark-to-market income, continued reductions in noninterest expenses, and $13.2 million of net income tax benefit recorded in March 2002. The income tax benefit recorded during the quarter ended March 31, 2002 was the result of newly enacted legislation, which allowed us to carry-back our net operating losses incurred in 2001 to the preceding five years. As a result, we were able to obtain a $14.5 million tax refund from the Federal government. Partially offsetting this refund, we incurred $1.3 million in income taxes during the quarter ended March 31, 2002. The operating results for the quarter ended March 31, 2001 were favorably impacted by a significant increase in recoveries of $4.1 million of previously charged off loans, which resulted in a reduction of the provision for loan and lease losses to $4.6 million. See "Recent Developments--Recent Operating Performance" and "--Continued High Provisions for Loan and Lease Losses."





Regulatory Orders



   The Bank is currently operating under a Cease and Desist Order issued by the Federal Deposit Insurance Corporation (the "FDIC") dated December 15, 2000 and a Final Order of the California Department of Financial Institutions (the "DFI") dated December 27, 2000 (collectively, the "Regulatory Orders"). The Regulatory Orders contain several requirements, including requirements that the Bank's regulatory capital and capital ratios be increased by specified amounts within specified time periods, prohibitions on payments of Bank dividends without regulatory approval, reductions in the Bank's classified assets, restrictions on the Bank's lending policy procedures, and restrictions on the Bank's other operational activities. The Bank has not achieved compliance with the increases in the Bank's regulatory capital and capital ratios that were required to have been met in stages during the quarterly periods ended March 31, 2001, June 30, 2001, September 30, 2001 and December 31, 2001. See
"Regulatory Developments--The Regulatory Orders and PCA Notice" for a more detailed description of the requirements specified in the Regulatory Orders and the actions that have been taken to comply with those requirements.



   In early 2001, we submitted a capital plan to the FDIC and DFI proposing steps by which the Bank would achieve compliance with the Regulatory Orders. That plan was not approved and in August 2001, we submitted a revised capital plan to these agencies. This revised capital plan was not approved or disapproved by the FDIC or the DFI. Because the Bank ended the year 2001 in an undercapitalized status, the Bank received on February 1, 2001 a "prompt corrective action" notification letter from the FDIC (the "PCA Notice"), which, among other things, required the Bank to file by March 1, 2002 a new capital restoration plan that would show how it planned to become at least adequately capitalized. Effective as of February 27, 2002, we entered into a written agreement (the "Performance Guarantee") with the FDIC, as required under the Prompt Corrective Action regulations, whereby we unconditionally and irrevocably guaranteed the Bank's performance of its new capital restoration plan up to a maximum amount equal to the lesser of five percent (5%) of the Bank's total assets at December 31, 2001, an amount equal to approximately $70.1 million, or the amount which is necessary or would have been necessary to restore the relevant capital measures of the Bank to the levels required to be classified as "adequately" capitalized under applicable federal regulations. On March 1, 2002, the Bank submitted the required new capital restoration plan. On April 26, 2002, the FDIC informed us that the new capital restoration plan was not acceptable as submitted and requested additional information and revisions to the plan that would reflect an increase in the Bank's regulatory capital to 9% Tier 1 Risk-based Capital and 12% Total Risk-based Capital levels by December 31, 2002 before the FDIC would grant its approval of the plan. On May 9, 2002, the Bank submitted additional information and a revised plan to the FDIC and the DFI, which plan was amended by the Bank on May 24, 2002 (such revised and amended plan being referred to herein as the "Capital Plan"). In a letter dated May 24, 2002, the FDIC approved the Capital Plan. The Bank remains subject to the Regulatory Orders that require it to increase its regulatory capital to 9% Tier 1 Risk-based Capital and 12% Total Risk-based Capital levels, each of which is substantially above the "well capitalized" minimum levels for FDIC insured institutions. See "--The Bank's Status as an 'Undercapitalized' Entity and Its Capital Restoration Plan" below and "Regulatory Developments--The Regulatory Orders and PCA Notice--The PCA Notice" and "--The Capital Restoration Plan."

The Bank's Status as an "Undercapitalized" Entity and Its Capital Restoration
Plan



   As a result of the increased loan and lease loss provisions, deferred tax valuation allowances, and the resulting operating losses, the Bank's capital ratios at December 31, 2001 were below the minimum levels required for the Bank to be categorized as "adequately capitalized" (as defined by applicable banking regulations). The Bank's total risk based capital ratio and FDIC leverage ratio were 6.38% and 3.05%, respectively, at December, 2001 as compared with the 8% and 4% minimum levels required to be categorized as "adequately capitalized" as defined by banking regulations. As a result, the Bank received the PCA Notice from the FDIC and became subject to additional regulatory restrictions. Since December 31, 2001, management has taken actions to improve the Bank's capital ratios. In January 2002, we entered into an exchange agreement with the Bank to exchange all of the outstanding preferred stock and subordinated debt held by us into common equity of the Bank and have completed that exchange. This had the immediate effect of increasing the Bank's Tier 1 capital by $20.0 million. In addition to these conversions, we also contributed $5.0 million in the form of common equity to the Bank in order to improve its Tier 1 Leverage capital ratio. Although these actions improved the Bank's FDIC leverage ratio to above the 4% minimum level, they were not sufficient to restore the Bank's total risk based capital ratio to an amount above the "adequately capitalized" minimum of 8%. The Bank's total risk based capital ratio and FDIC leverage ratio were 6.29% and 4.23%, respectively, at March 31, 2002.



   The Capital Plan, which the Bank submitted on May 9, 2002 and amended on May 24, 2002 principally includes a three-pronged approach to increasing the Bank's capital to the levels required by the FDIC consisting of (i) infusion of additional capital into the Bank primarily through intended capital raising transactions with outside investors, (ii) continued reductions in the Bank's total assets through collections, sales and other dispositions and (iii) reduction of balance sheet risk, related loan losses and operating expenses to assist in restoring the Bank to profitability. The Capital Plan provides, and the FDIC is requiring, that the Bank satisfy the increased capital ratios set forth in the Regulatory Orders by December 31, 2002 and also that the Bank obtain by July 22, 2002 at least $55 million in new capital through new debt or equity offerings of the Bank or our company (or combinations thereof) and/or from profits realized from the sale of Bank assets. We and the Bank's Board of Directors are continuing to evaluate various capital-raising alternatives to raise up to a net $55 million of capital for the Bank through the issuance by the Bank (and possibly us) of debt and/or equity securities to new investors ( collectively, the "Intended Offerings"). The Intended Offerings, if successful, would likely severely dilute our ownership interest in the Bank from 100% to less than a majority of the outstanding shares of the Bank's common stock. The Bank further intends to continue to reduce the amount of its income producing loans and other assets, which may include a decision to sell substantially all of the assets of LHO. To the extent that the Bank's assets are disposed at a profit (i.e., a cash premium over net book value), we would expect that the net amount required to be raised as part of the Intended Offerings would be similarly reduced and thus that the resulting dilution in our ownership of the Bank as as result of the Intended Offering would also be reduced. We do not believe, however, that the Bank would be able to satisfy the requirements of the Capital Plan based solely on reductions of its assets. There can be no assurance that the Intended Offerings and/or intended sales of the Bank's assets will be successful, that the Bank will obtain the required additional $55 million in capital by July 22, 2002, or that the Bank will satisfy the increased capital ratios set forth in the Regulatory Orders by December 31, 2002. See "Risk Factors--The Bank Has Been Categorized as "Undercapitalized" And Has Not Met The Specified Capital Levels Within The Time Frames Required By The Regulatory Orders. It Will Need Significant Additional Capital To Be Restored to an "Adequately Capitalized" Condition And To Meet The Regulatory Order Requirements And We Have Guaranteed Its Performance. The Bank's Regulators May Impose Additional Restrictions, Which May Include Appointment of A Conservator or Receiver for the Bank" and "--The Bank Will Need Continued Regulatory Approvals To Complete The Capital Plan" and "Regulatory Developments--The Regulatory Orders and PCA Notice--The Capital Restoration Plan."

Debt Restructuring and Potential Future Restructuring



   We recently entered into a debt restructuring agreement with the Stephen Adams Living Trust (the "Adams Trust"), as the holder of $10.0 million of our 12% Secured Convertible Subordinated Notes due 2005 (the "Secured Convertible Subordinated Debt"). Under the agreement, the Secured Convertible Subordinated Debt was cancelled and mutual releases were given in exchange for our payment and issuance to the Adams Trust of $1.0 million in cash and $2.0 million of the notes, 32,000 shares of our common stock and approximately $6.4 million of 12% Senior Secured Notes Series B (the "Series B Senior Secured Debt"). The Series B Senior Secured Debt may be repaid in full for approximately $3.4 million if paid on or before its maturity date. In connection with the restructuring agreement, we executed a registration rights agreement which requires that we file the registration statement of which this prospectus forms a part to register the resale by the Adams Trust of the $2.0 million of the notes and 32,000 shares of common stock it received pursuant to the restructuring agreement.



   Concurrently with the restructuring agreement, we entered into a standstill agreement with the holders of $16.2 million of our 12% Senior Secured Debt issued in March 2001 that extended the maturity date of the Senior Secured Notes from April 30, 2002 to June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) and resolved certain disputes between us and those holders. As part of the standstill agreement, we agreed that the holders of the Senior Secured Notes would not be required to complete the exchange of that debt for notes and other securities that had originally been contemplated when that debt was first issued and that the interest rate on that debt would be calculated at 12% per annum through April 30, 2002, at 16% per annum for the month of May, 2002 and at 20% per annum for the month June, 2002 and thereafter. We were also required to pledge, and did pledge, additional collateral as security for the holders of that debt and the Series B Senior Secured Debt that was required to have an immediately realizable cash value of not less than $5 million.



   Our management is currently working with its investment banking advisors on various alternatives to restructure our debt and capital. Options currently being explored include the exchange of our assets for outstanding debt, the exchange of our debt for equity in our company or our holdings of equity in the Bank, and the liquidation of our assets. Our financial condition could ultimately result in a transfer of all or a substantial portion of our common stock ownership of the Bank to the holders of our debt obligations.

                            SUMMARY OF THE OFFERING


Securities Offered by
  Selling Security Holders..  $66,500,000 aggregate principal amount of 12%
                              Senior Secured Notes due 2005
                              32,000 shares of common stock



Issuer of the notes and
  common stock..............  Imperial Credit Industries, Inc.



Use of proceeds.............  We will not receive any proceeds from the sale of the notes or the 32,000 shares of our common stock.



                           SELLING SECURITY HOLDERS


   The selling security holders consist of Imperial Holdings Group, LLC ("IHG") and the Adams Trust. See "Selling Security Holders." As of the date of this prospectus, the selling security holders held $66,500,000 aggregate principal amount of the notes and the Adams Trust owned 32,000 shares of our common stock that are being offered by this prospectus. The selling security holders may sell the notes or common stock from time to time directly to purchasers, or through underwriters, or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then prevailing market prices or are negotiated. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitation of offers made by this prospectus without notice. The selling security holders may reject any offer in whole or in part.


                             SUMMARY OF THE NOTES

Title.......................  12% Senior Secured Notes due 2005

Principal...................  $127,479,000 aggregate principal amount

Interest....................  12.0% per annum, payable semi-annually in cash in arrears on January 30 and July 30

Maturity....................  June 30, 2005


Security....................  The notes are secured by our pledge of all the common stock of the Bank that we hold.



Ranking.....................  The notes are subordinate to our 12% Senior
                              Secured Notes due 2002 (the "Senior Secured
                              Debt") and rank pari passu in right of payment with any of our unsecured outstanding 10.25% Remarketed Redeemable Par Securities Series B, 9.875% Senior Notes due 2007 and 9.75% Senior Notes due 2004 (collectively, the "Old Notes") that were not exchanged as a part of the debt exchange described in this prospectus (the "Debt Exchange"), except to the extent, as described above, that the notes are secured by our assets. Presently, we have approximately $22.6 million in aggregate principal amount of Senior Secured Debt outstanding and, immediately after consummation of the Debt Exchange, we had $30,091,000 in aggregate principal amount of Old Notes outstanding.

Covenants...................  The indenture for the notes includes financial covenants with which we must comply. These covenants include, among others, (1) restrictions on the payment of dividends, repurchases of stock and certain other "restricted payments", (2) limitations on our incurrence of additional debt and (3) a requirement that we offer to purchase each holder's notes at a purchase price equal to 101% of the principal amounts thereof in the event of a change of control of us (as defined in the indenture relating to the notes).

                                 RISK FACTORS


   Before you invest in the notes or our common stock, you should consider carefully the risks such investment involves, including those described in this prospectus under the caption "Risk Factors", as well as the other information disclosed in this prospectus and the other documents incorporated by reference herein.

                                 RISK FACTORS


   An investment in the notes or our common stock involves a high degree of risk. Prospective investors should carefully consider, in addition to the matters set forth elsewhere in this prospectus and the information incorporated by reference herein, the following factors relating to the notes and our common stock, our financial condition and business and that of the Bank, our principal subsidiary. The matters described in any of the following risks could materially and adversely affect our and the Bank's business, financial condition, results of operations and our ability to make required payments of interest and principal on the notes. While the risks described below are all the material risks of which we are currently aware, we may have other risks and uncertainties of which we are not yet aware or which we currently believe are not material that may also impair our or the Bank's financial condition, business operations or prospects.



Liquidity and Related Considerations



   We Currently Do Not Have Sufficient Liquidity To Repay Our Significant Outstanding Indebtedness That Will Become Due In The Near Future, The Value of Our Assets Are Less Than the Aggregate Principal Amount of Our Outstanding Indebtedness and Our Auditors Have Expressed Concerns About Our Ability To Continue As a Going Concern. If We Are Not Able To Generate Sufficient Liquidity To Meet Our Debt And Other Obligations As They Become Due, We May Have To File For Protection Under Chapter 11 Of The Federal Bankruptcy Code Or Our Creditors May Force Us Into Involuntary Bankruptcy.



   By June 14, 2002, we will require approximately $1 million to repay the outstanding principal amount of our 10.25% Remarketed Redeemable Par Securities, Series B debt and we will require an additional approximately $28.4 million to both (i) repay the outstanding principal amount of our senior secured debt that will become due on June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) and (ii) make scheduled interest payments on our other outstanding debt securities payable during the month of July 2002. At March 31, 2002, our available cash and interest-bearing deposits totaled $6.9 million, the total outstanding principal balance of our debt was $175.3 million and our total shareholders' deficit was $97.3 million. As the Bank is currently prohibited from paying us dividends due to limitations set forth in the Regulatory Orders, our ability to generate the funds required by June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) to repay the principal amount of our senior secured debt and the funds required during the month of July 2002 to continue to pay interest on our other outstanding debt is solely dependent on the cash flows generated by us and our other non-bank subsidiaries, primarily from asset sales.



   In addition to cash and cash equivalents and our investments in the Bank, at March 31, 2002, we and our non-bank subsidiaries had approximately $69.1 million of other gross assets, primarily consisting of investments in securities and loans, of which $5 million is currently pledged to secure our obligations on our senior secured debt. The amount of net proceeds and the related gain or loss on the sale of these assets are dependent on our ability to sell our securities investments, which are illiquid, the interest rate environment, the credit quality of the assets sold, general economic conditions, and other factors affecting the financial markets at the time of such sales, if any, and as to $5 million of those assets, whether or not we can repay our senior secured debt at its maturity date. Additionally, management may conclude that the proceeds from such asset sales could best be used to provide additional capital to the Bank and, as part of the Capital Plan, we have committed to contribute up to an additional approximately $5 million to the Bank during the balance of 2002. To the degree that sales proceeds are infused into the Bank, these funds would not be available to meet our debt and other obligations.



   If we are not able to generate sufficient liquidity to meet our debt obligations or satisfy our obligations under the Performance Guarantee, either from asset sales or from our operations, we may have to file for protection under Chapter 11 of the federal Bankruptcy Code or our creditors may force us into involuntary bankruptcy. There can be no assurance that we will be able to repay our outstanding indebtedness that becomes payable on June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) or that we will be able to service our other outstanding indebtedness during the balance of 2002 or that we will be able to satisfy our obligations under the Performance Guarantee if the Bank does not perform its obligations under the Capital Plan.

There also can be no assurance that we will regain efficient access to the capital markets in the future or that financing will be available to satisfy our operating and debt service and principal repayment requirements or to fund our future growth. See "Management's Discussion and Analysis--Overview of Consolidated Operations--Agreements Entered Into with Southern Pacific Bank's Regulators" and "--Liquidity and Capital Resources" in our 2001 Form 10-K and "Liquidity and Capital Resources" in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (our "Current Form 10-Q").



   Although our auditors, KPMG LLP, have expressed their opinion that our consolidated financial statements included in our 2001 Form 10-K were prepared in accordance with accounting principles generally accepted in the United States of America and present fairly, in all material respects, our financial condition and that of our subsidiaries, based on our financial condition and the risk of conservatorship or receivership for the Bank, among other matters, their opinion includes an explanatory paragraph regarding uncertainty as to whether we can continue as a going concern. The descriptions of our results of operations, financial condition and business and our consolidated financial statements contained in our 2001 Form 10-K have been prepared on a going concern basis, and do not include any adjustments that might result from the outcome of the uncertainties relating to regulatory capital compliance referred to herein and described elsewhere herein and potential defaults on our outstanding debt securities.


Regulatory Considerations


  Regulatory Orders and a Prompt Corrective Notice Have Been Issued Requiring Large Increases In The Bank's Regulatory Capital And Imposing Other Significant Requirements



   The Bank, which is our principal subsidiary, is a California licensed industrial bank. It is subject to the regulatory capital requirements of the DFI and the regulations of the FDIC governing capital adequacy for institutions whose deposits are insured by the FDIC. The regulatory capital requirements of the DFI and the FDIC are discussed in greater detail in "Item 1. Business--Regulations" in our Annual Report on Form 10-K/A for the year ended December 31, 2001 (our "2001 Form 10-K/A").



   The Bank's capital ratios on December 31, 2001 and on March 31, 2002 were below the minimum levels required for the Bank to be categorized as "adequately capitalized," due to increased loan and lease loss provisions and deferred tax valuation allowances taken in the fourth quarter of 2001 and the resulting operating losses. Accordingly, the Bank has been categorized as an "undercapitalized" institution, as defined by applicable banking regulations. As a result, the Bank received on February 1, 2002 a "prompt corrective action" notification letter from the FDIC ("PCA Notice"), which, among other things, required the bank to file by March 1, 2002 a capital restoration plan that would show how it will become at least adequately capitalized and required under applicable "prompt corrective action" regulations that we provide the Bank with a performance guarantee. Under the performance guarantee that our Board approved on February 27, 2002, we have guaranteed the performance of the Bank under the terms of its Capital Plan. If the Bank fails to meet the terms of that plan, we would have to pay the guaranteed amount, which is subject to certain limitations, to the Bank or as directed by the FDIC. See "Regulatory Developments--The Regulatory Orders and PCA Notice--The PCA Notice", "--Actions Taken To Comply With The Regulatory Orders and the PCA Notice" and "--The Capital Restoration Plan" for a more detailed discussion of the Bank's status, the PCA Notice and the actions that we and the Bank have taken to comply with the requirements set forth in the PCA Notice.



   As a result of a joint examination of the Bank by the FDIC and the DFI as of June 26, 2000 (the "2000 Examination"), the Bank consented to the issuance of the Regulatory Orders that contain several requirements, including mandatory increases in the Bank's regulatory capital and capital ratios by specified amounts within specified time periods, prohibitions on payments of Bank dividends without regulatory approval, reductions in the Bank's classified assets, restrictions on the Bank's lending policies and procedures, and restrictions on other operational activities of the Bank. See "Regulatory Developments--The Regulatory Orders and PCA Notice--

Requirements of the Regulatory Orders" and "--Actions Taken to Comply With The Regulatory Orders and the PCA Notice" for a more detailed discussion of the Regulatory Orders and the actions that have been taken to comply with those requirements.



  The Bank Has Been Categorized as "Undercapitalized" And Has Not Met The Specified Capital Levels Within The Time Frames Required By The Regulatory Orders. It Will Need Significant Additional Capital To Be Restored to an "Adequately Capitalized" Condition and To Meet The Regulatory Order Requirements; And We Have Guaranteed Its Performance. The Bank's Regulators May Impose Additional Restrictions, Which May Include Appointment of A Conservator or Receiver for the Bank.





   On March 1, 2002, the Bank submitted a capital restoration plan as required under the PCA Notice, which was revised and resubmitted on May 9, 2002 in response to FDIC requests. The plan was further amended by the Bank on May 24, 2002. In a letter dated May 24, 2002, the FDIC approved the revised and amended capital plan, which principally includes a three-pronged approach to restoring the Bank to a "well-capitalized" condition, by infusion of additional capital into the Bank through the Intended Offerings, reductions of the Bank's total assets and reduction of balance sheet risk, related loan losses and operating expenses to assist in restoring the Bank to profitability. That plan provides, and the FDIC is requiring, that the Bank satisfy the increased capital ratios set forth in the Regulatory Orders by December 31, 2002 and also that the Bank obtain by July 22, 2002 at least $55 million in new capital through the Intended Offering and/or from profits realized from the sale of Bank assets. As part of the Capital Plan, we have committed to contribute to the Bank up to approximately $5 million in additional capital during the balance of 2002. Further, in compliance with the PCA Notice, our Board approved the "Performance Guarantee" on behalf of the Bank for the benefit of the FDIC under which we guarantee the performance of the Bank under the terms of the Capital Plan. However, if the Bank fails to meet the terms of the Capital Plan, we would have to pay the sum demanded to the Bank or as directed by the FDIC; provided, that our aggregate liability under the guarantee shall be the lesser of an amount equal to five percent (5%) of the Bank's total assets at December 31, 2001, an amount equal to approximately $70.1 million, or the amount which is necessary or would have been necessary to restore the relevant capital measures of the Bank to the levels required to be classified as "adequately" capitalized, as those capital measures and levels are defined at the time that the Bank initially fails to comply with its approved Capital Plan. See "Regulatory Developments--The Regulatory Orders and PCA Notice--The PCA Notice" and "--The Capital Restoration Plan." for a more detailed discussion of our Performance Guarantee and the Capital Plan.



   At March 31, 2002, approximately $20.0 million of additional capital would had to have been contributed to the Bank to meet the requirements for being adequately capitalized and approximately $66.6 million would had to have been contributed to the Bank to meet the capital ratio targets specified by the Regulatory Orders. At March 31, 2002, we had total assets of $157.1 million (including cash and cash equivalents of $1.4 million and total investments in the Bank of $62.9 million), total liabilities of $257.1 million, and a total shareholder's deficit of $97.3 million, and thus we have very little ability to support the Bank.



   Given the amount of capital that the Bank must raise, our recent history of losses and the Bank's current status as an "undercapitalized institution", and the difficulty in raising additional equity or debt capital under current circumstances, there can be no assurance as to whether we or the Bank will be able to take the required steps to satisfy those regulatory capital requirements, including consummating the Intended Offerings, or that we or the Bank will be able to raise the additional capital or sell LHO's assets or other assets to the extent necessary to meet its capital levels and capital ratios required by the Regulatory Orders. Moreover, no assurances can be given as to whether the FDIC and the DFI will impose any additional operating restrictions on the Bank for failing to meet the capital requirements set forth in the Regulatory Orders. Our regulators have broad authority to impose additional capital requirements on depository institutions generally or in individual cases, including additional capital requirements relating to interest rate risk, asset quality and earnings. If the FDIC or DFI determines that the Bank is engaging in unsafe or unsound practices in conducting its business or violating any law, rule or regulation, each regulatory agency would have available various remedies, including enforcement actions and sanctions. If the Bank is unable to be restored to an "adequately capitalized" condition or is unable to meet its regulatory capital requirements set forth in the Regulatory Orders, or is determined to have other sufficiently serious regulatory or supervisory problems, the FDIC and/or the DFI may, among other sanctions, place the Bank in conservatorship or receivership, which would have a material adverse effect on our business, operations and ability to make required payments of interest and principal on the notes.



  The Bank Will Need Continued Regulatory Approvals To Complete The Capital Plan



   In a letter dated May 24, 2002, the FDIC approved the Capital Plan. The completion of the Capital Plan, however, is dependent upon the continued effectiveness of the approval received from the FDIC and there can be no assurance that the FDIC approval will continue to be effective.



Risks Relating To The Intended Offerings, the Capital Plan and Our Prior Recapitalization Transactions



  If the Intended Offerings Are Successful Our Ownership Interest In the Bank Would Likely Be Substantially Diluted And We Could Lose Control of the Bank if Our Senior Secured Debt Is Not Paid At Maturity



   The Bank may issue shares of its common stock or securities convertible or exercisable into Bank common stock to new investors in connection with the Intended Offerings, which would likely significantly dilute our ownership interest in the Bank from 100% to less than a majority of the outstanding shares of the Bank's common stock. If our percentage ownership of the Bank is reduced as a result of the Intended Offerings (or other transactions), we would be entitled to receive, on a percentage basis, less of the total dividends or other distributions that Bank might in the future be permitted to make to its common equity holders. This may have a negative impact on our common stock's value. Also, if we are unable to repay our senior secured debt on its maturity date of June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions), the holders of that debt would be entitled to foreclose on all of the shares of the Bank's common stock that we hold. Further, if we lose voting control of the Bank, there can be no assurance as to what future actions that the Bank may decide to take, which actions might have an adverse effect on our business and operations.



  Purchasers Of Our Common Stock May Experience Significant Dilution If Warrants Issued As Part Of Our Recapitalization Transactions Are Exercised And If We Raise Additional Capital By Issuing More Shares Of Common Stock Or Convertible Securities



   We have issued a significant amount of securities exercisable into our common stock pursuant to our Recapitalization Agreement. Holders of our common stock may have a significantly reduced common equity interest in us if those securities are exercised into shares of common stock. We have 80,000,000 shares of authorized common stock and had 42,141,098 shares of common stock issued and outstanding at May 20, 2002. As part of our recapitalization transactions, we issued warrants (the "Debt Exchange Warrants") to purchase up to an additional 6,105,544 shares of our common stock at an exercise price of $2.15 per share (subject to anti-dilution adjustments). If all of the Debt Exchange Warrants are exercised, 6,105,544 additional shares of our common stock will be issued and outstanding, representing approximately 12.7% of our then outstanding common stock (including the 6,105,544 additional shares of common stock that would be then outstanding). The ownership interest of a holder of common stock may be further diluted if we issue additional shares of common stock or securities convertible into common stock in the future. We may issue additional equity securities to assist the Bank in complying with the increased capital levels and capital ratios required by the Regulatory Orders, as contemplated in the Bank's capital restoration plan. See "Regulatory Developments--The Regulatory Orders--The Regulatory Orders and PCA Notice--The Capital Restoration Plan." We are authorized to issue additional common or preferred stock without shareholder approval. Also, the Bank may issue additional shares of its common stock or securities convertible or exchangeable into Bank common stock as part of the Intended Offerings, which would further dilute our ownership interest in the Bank.

  We Would Incur Significant Adverse Federal Income Tax Consequences If the Intended Offerings Cause, or Our Prior Recapitalization Transactions Were Deemed To Have Caused, An Ownership Change Under The Internal Revenue Code



   Although we believe that the recapitalization transactions consummated in connection with our Master Recapitalization Agreement by themselves did not cause an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the interpretation of the applicable Code provisions and regulations is not clear as it applies to our facts and the Internal Revenue Service may disagree with our conclusions. In addition, an ownership change may occur on a date after the recapitalization transactions due to sales of stock, exercises of warrants or options or other events. Further, an ownership change may occur as a result of the Intended Offerings if those offerings involve the Bank issuing a significant number of shares of its common stock or securities convertible or exercisable into Bank common stock (and those securities were so converted or exercised). Such events may not be within our control, or may result from future transactions which our management deems to be in our best interest notwithstanding the adverse tax consequences. Any resulting change of ownership under Section 382 would materially restrict our use of our "net operating losses," which, at March 31, 2002, was approximately $175 million. In addition, the Bank may lose its ability to claim deductions for losses incurred within five years of the date of the ownership change to the extent that such losses were "built-in losses" at the time of the ownership change. The Bank is in process of evaluating the potential amount of its "built-in losses."


  We May Be Required To Make Substantial Severance Payments To Senior Executive Officers Should These Officers' Employment Terminate And These Officers Therefore May Have An Incentive To Terminate Their Employment

    In January 1999, we entered into individual termination agreements with Messrs. H. Wayne Snavely, Irwin L. Gubman and Brad S. Plantiko which provide for severance payments to these senior executives in the event we undergo a change in control (as defined in the agreements). Pursuant to the Master Recapitalization Agreement, dated as of March 29, 2001 between us and certain investors, as amended (the "Recapitalization Agreement"), four directors were elected to our board of directors at our annual shareholders' meeting on June 26, 2001. Their election constituted a change in control under the termination agreements. If Messrs. Plantiko and Gubman voluntarily terminate their employment upon the expiration of one year after the change of control or if they are terminated by us within three years, we will have to pay to each of these senior executives a lump sum payment of three times their respective base salaries and their highest bonus earned in any of the last three fiscal years preceding the change in control and a percentage of their respective bonuses for the year in which the change of control occurs. In addition, we will continue to provide these senior executives with medical, dental, life insurance, disability and accidental death and dismemberment benefits until the third anniversary of the termination unless the executive becomes employed by another employer, in which case these coverages will be secondary to those provided by the new employer. Any amounts payable to an executive will include additional amounts to cover certain taxes resulting from those payments.

   Mr. Snavely resigned as the Chairman, President, and Chief Executive Officer of Imperial Credit Industries, Inc. and the Bank on August 1, 2001. We resolved Mr. Snavely's contractual rights under his termination protection agreement, which were similar to those of Messrs. Plantiko and Gubman, by agreeing to (1) issue to him 1.3 million shares of our common stock, (2) extend the exercise period of his existing stock options for up to four years and (3) provide him with continued employee health and welfare benefits for a period of four years. We also have engaged Mr. Snavely as a consultant for compensation of $500,000 per year for a period of four years.

   There is a risk that in order to take advantage of the severance payments and other compensation granted under the termination agreements, Messrs. Plantiko and Gubman will terminate their employment with us. Departures of these senior executives may adversely affect our operations to the extent that we are not able to restaff these key positions expeditiously to avoid material disruption in our business and operations.

Business And Other Considerations




  The Notes Are Subordinate In Right Of Payment To Our Senior Secured Debt



   The notes are subordinated in right of payment to our Senior Secured Debt. Presently, we have approximately $22.6 million in aggregate principal amount of Senior Secured Debt outstanding. As a result of this subordination, in the event of a liquidation or insolvency of our company or a default under the Senior Secured Debt (which will occur if we are unable to repay that debt at its maturity date of June 28, 2002 or, if we are able to satisfy certain conditions, July 15, 2002), our assets will be available to pay obligations on the notes only after all of our Senior Secured Debt have been paid in full. Accordingly, there may not be sufficient assets remaining to pay any amounts due on the notes then outstanding.



  The Collateral Securing The Notes May Be Insufficient, Unavailable Or Difficult To Realize On In the Event of Default



   No appraisals of any of the collateral have been prepared by or on our behalf in connection with the issuance and sale of the notes. In the event of a default under the notes, there can be no assurance that the proceeds from the sale of the collateral remaining after satisfaction of all obligations owed under our Senior Secured Debt would be sufficient to satisfy our payment obligations on the notes. The collateral is illiquid and may have no readily ascertainable market value. There can be no assurance that the collateral can be sold in a short period of time or at all.



   The collateral currently securing the notes consists of the common stock of the Bank that we own. The Bank is a California chartered industrial bank with deposits insured by the FDIC. Since the Bank is a regulated entity subject to oversight and supervision by the DFI and FDIC, any noteholder who attempts to foreclose on the stock of the Bank may face certain federal and state legal requirements that would impose limitations or restrictions with respect to the ownership of the Bank's stock. These limitations or restrictions include limits on, or prohibitions against, the acquisition through foreclosure, holding, or sale of the Bank's stock; the requirement that regulatory approval be obtained prior to acquiring, holding or disposing of the Bank's stock; or restrictions on a stockholder's ability to exercise its voting or control rights with respect to the Bank's stock or to participate in the management and operations of the Bank. Further, if the Intended Offerings are successful, our ownership interest in the Bank would likely be substantially diluted.



   The ability of the noteholders to realize upon the collateral may also be subject to bankruptcy law limitations in the event of a bankruptcy. The right of the collateral agent to repossess and dispose of, or otherwise exercise remedies in respect of, the collateral upon the occurrence of a default would be likely to be significantly delayed or impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the collateral agent having repossessed and disposed of, or the collateral agent otherwise having exercised remedies in respect of, the collateral. Under applicable bankruptcy law, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security from such debtor, without bankruptcy court approval.


  The Bank Is Prohibited By The Regulatory Orders From Paying Dividends To Us Without Regulatory Approval, Which Adversely Affects Our Ability To Pay Interest And Principal On The Notes And May Adversely Affect Our Business and Operations


   Under the Regulatory Orders, the Bank is prohibited from paying cash dividends on its common and preferred stock without the prior approval of the DFI and the FDIC. Therefore, especially in light of the Bank's failure to date to meet the regulatory capital level set forth in the Regulatory Order, it is unlikely that the Bank will pay dividends to us in the near future. The continued prohibition against the Bank paying cash dividends unless approved in advance by the DFI and FDIC, will adversely affect our ability to make required payments of interest and principal on indebtedness as early as June 28, 2002 or, if we are able to satisfy certain conditions, July 15, 2002. Our ability to make scheduled payments of the principal of, or to pay the interest on, indebtedness will depend upon the ability of the Bank to obtain regulatory approvals necessary to permit it to pay us dividends, as well as upon on our future performance and that of the Bank which to a substantial extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. There is no assurance that the Bank will be able to obtain the regulatory approvals necessary to permit payment of dividends or that our business and that of the Bank will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service the notes and our other indebtedness. A failure to continue to make scheduled payments of the principal and interest on the notes or our other indebtedness would likely have a material adverse effect on our business and operations, including the possibility of our being forced into bankruptcy.


   Further, the degree to which we are leveraged could have material adverse effects on us, including, but not limited to, difficulty in obtaining additional financing for working capital, acquisitions and general corporate purposes; and greater proportions of our cash flow from operations being required for debt service, so that less of our cash will be available for other purposes. We are also subject to a variety of restrictive covenants, the failure to comply with which could result in events of default that, if not cured or waived, could adversely affect our operations.



  We Will Need to Liquidate Some of Our Holding Company Assets In Order To Contribute Additional Capital To The Bank, Which Would Reduce The Amount Of Our Holding Company Assets And May Adversely Affect Our Ability To Pay Interest And Principal On The Notes



   As contemplated in the Capital Plan, we expect to liquidate up to approximately $5 million of our holding company assets and contribute the net proceeds from those liquidations to the Bank as new capital. Accordingly, the amount of our assets, but not the amount of assets of the Bank nor the collateral securing the notes, would be reduced which would adversely affect our ability to repay interest and principal on the notes. For a more detailed description of the Capital Plan, see "Regulatory Developments--The Regulatory Orders and PCA Notice--The Capital Restoration Plan."



  Lack Of Public Market For The Notes



   There is no existing trading market for the notes, and there can be no assurance regarding the future development of a market for the notes. We do not intend to apply for listing or quotation of the notes on any securities exchange or market and we are not aware that any dealer intends to maintain quotations relating to, or otherwise assist in the development of a market for, the notes.



   Historically, the market for noninvestment grade debt, such as the notes, has been subject to disruptions that have caused a lack of liquidity and substantial volatility in the prices of such securities. There can be no assurance that the market for the notes will not be subject to similar disruptions or that the notes may be resold.



  Our Common Stock Has Been Delisted From The Nasdaq National Market System. This and The Substantial Dilution In Our Ownership Interests That Is Likely to Result From The Intended Offerings May Adversely Affect The Price and Liquidity Of Our Common Stock and Our Ability to Obtain Additional Funding Through Equity Financing



   Our common stock was delisted from The Nasdaq National Market at the opening of business on May 24, 2002, as further described in "Recent Developments--Nasdaq Delisting of Our Common Stock." Delisting from the Nasdaq National Market could cause our common stock to become significantly less liquid, with a possible negative impact on its value. Also, the substantial dilution in our ownership of the Bank that would likely result from the Intended Offerings, if they are successful, may have a negative effect on the value of our common stock. The delisting of our common stock may adversely our ability to raise additional funds to assist the Bank in complying with the increased capital levels and capital level ratios required by the Regulatory Orders and complying with the Capital Plan.

  We Do Not Intend To Pay Dividends On Our Common Stock





   Our ability to pay dividends on our common stock under the terms of indentures relating to our outstanding indebtedness is subject to significant limitations generally relating to our financial condition and compliance with the requirements of our outstanding indebtedness. We have never paid dividends on our common stock and would not anticipate paying dividends on our common stock in the foreseeable future even if we were not limited in doing so under the terms of indentures relating to our outstanding indebtedness.



  We Have A History Of Significant Losses And Are Subject to Continuing Losses



   We reported a net loss of $18.6 million for the quarter ended March 31, 2002 and $131.6 million for the year ended December 31, 2001 and had net losses of approximately $163.3 million, $2.8 million and $73.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. For a further description of recent losses, see "Recent Developments--Recent Operating Performance."



   Our recent net losses have been primarily associated with our losses from operations, losses on impairment of equity securities, increased provisions for loan and lease losses, reductions in net interest income and other income, increased levels of nonperforming assets and costs incurred in maintaining and administering such nonperforming assets.


   Our ability to reverse the trend of these net losses is largely dependent on the operations of the Bank, including the amount and quality of its earning assets and reduction in the level of its nonperforming assets, the interest rate environment and the adequacy of the Bank's allowance for loan and lease losses. The real estate market and the overall economy in the Bank's primary markets will also have significant effects on the quality and level of its assets in the future. If we are not able to return to profitable operations in the near future, our ability to make required payments of interest and principal on the notes will be impaired.




  The Bank Has Recorded Significantly Increased Provisions For Loan And Lease Losses And Expects To Record Additional Significant Provisions, Which Would Adversely Affect Our Results Of Operations



   The Bank significantly increased its provisions for loan and lease losses during 1999, 2000 and, 2001 as a result of the Bank's regulatory examinations, the Bank's internal credit review and deterioration in credit quality in our sectors of the banking industry. The Bank's assets classified as "non-performing" represented 8.92% of total assets at March 31, 2002, as compared with 7.03% at December 31, 2001. The Bank's allowance for loan and lease losses as a percentage of such non-performing assets was 61.40% at March 31, 2002 as compared with 71.22% at December 31, 2001. The Bank's provision for loan and lease losses was $28.7 million for the quarter ended March 31, 2002 as compared to $92.9 million for the year ended December 31, 2001 to provide for losses in the Bank's loan portfolio. As a result of the high levels of non-performing assets, our provision for loan and lease losses will be significantly higher than other banks of comparable size. The provision for loan and lease losses for the three months ended March 31, 2002 and the years ended December 31, 2001, 2002 and 1999 were $28.6 million, $95.9 million, $181.0 million and $35.3 million, respectively. Our allowances for loan and lease losses and the provisions we make to add to them represent estimates made by our management on the basis of the information available from time to time. They involve significant elements of judgment, are inherently uncertain and are affected by judgments made by the Bank's regulatory authorities from time to time as to asset quality and the credit quality in our sectors of the banking industry.


   There can be no assurance that the Bank will not be required by its regulators to make substantial additional provisions for loan and lease losses in the future, or that the actual loan and lease losses suffered by the Bank will not exceed the estimated allowances. In either event, an increase in provisions for loan and lease losses would adversely affect the results of our operations and the Bank's capital would be further impaired, thereby raising the possibility of further administrative actions by the FDIC and the DFI.

  The Bank Has Experienced Significant Charge-offs And Losses On Its Syndicated Loan Investments And May Experience Additional Charge-offs And Loan Losses


   The Bank has invested through its LPIG and CBC divisions in nationally syndicated bank loans for which it has experienced significant charge-offs. LPIG experienced charge-offs of $11.9 million for the quarter ended March 31, 2002 and $8.0 million during the year ended December 31, 2001, as compared to charge-offs totaling $32.3 million and $3.9 million during years ended December 31, 2000 and 1999, respectively. LPIG also recorded a provision for loan losses of $10.8 million for the quarter ended March 31, 2002 and $5.7 million for the year ended December 31, 2001 as compared to $39.3 million and $7.0 million during years ended December 31, 2000 and 1999, respectively. In addition CBC had $9.4 million and $72.1 million of charge-offs for the quarter ended March 31, 2002 and year ended December 31, 2001, respectively. These charge-offs of LPIG and CBC occurred primarily as a result of high default rates on nationally syndicated bank loans as a result of the decline in the United States economy and the aftermath of the events of September 11, 2001. Neither LPIG nor CBC has direct control over the collection policies or procedures on these loans, as these functions are dictated and managed by third party lead syndicating banks. Additionally, certain charge-offs taken in the Bank's nationally syndicated loan portfolios were mandated by the federal banking regulatory agency for the lead syndicating bank as part of its annual review of these loans.



   In light of the increases in loan losses that the Bank has suffered and the fact that neither LPIG nor CBC has direct control over the management of these syndicated investments, we have decided to reduce the amount of the Bank's exposure to nationally syndicated loans, primarily at the Bank's LPIG division. LPIG's commitments and outstanding loan balances were $169.3 million and $58.3 million at March 31, 2002 and $171.2 million and $67.2 million at December 31, 2001, as compared with $289.1 million and $123.5 million at December 31, 2000 and $459.5 million and $217.0 million at December 31, 1999, respectively. We anticipate that the aggregate outstanding loan balance of these loans of the Bank will decrease over time as its portfolios run off. There is no assurance that either or both of LPIG and CBC will not continue to experience significant charge-offs and losses in their existing loan portfolios as a result of increasing loan defaults.


  We May Become Liable For Additional Federal Income Tax Payments As A Result Of Pending Internal Revenue Service Audits, Which Would Reduce The Amount Of Cash Available To Us

   Our federal income tax returns for 1996 through 1999 are currently being audited by the Internal Revenue Service. Although to date no adjustments have been proposed relating to any deduction taken or other aspects of our tax returns for those years, there can be no assurance as to the ultimate outcome of this audit, and we could become liable for additional income tax payments if any of our deductions are disallowed.

  We May Become Liable For Additional California Tax Payments As A Result Of Pending California Franchise Tax Board Audits, Which Would Reduce The Amount Of Cash Available To Us


   Our 1995 and 1996 California Franchise Tax Returns are being audited by the California Franchise Tax Board, which has proposed to include the income from two of our former affiliates and other adjustments relating to our leasing operations in our combined return. The total increase to our combined tax for the two years proposed by such auditors is approximately $3.3 million, of which all but $1.6 million will be payable (to the extent such amount is assessed) by one of our former affiliates. Also, we intend to protest our portion of any such assessment. At this time, however, there can be no assurance as to the ultimate outcome of our intended protest of any such assessment.

  Our Success Is Dependent On The Success And Retention Of Our and the Bank's Executive Management Team, Key Members of Which Have Limited Experience With Our and The Bank's Problems



   We believe the success of our business strategy and that of the Bank will depend on large part upon the efforts and success of our executive management. Our key position of Chief Executive Officer and that of the Bank's President and Chief Executive Officer have been vacated a number of times during the past year and our current Chief Executive Officer, Rudolf P. Guenzel, was recently appointed to that position. In addition, we have experienced a significant turnover in the makeup of our Board of Directors, with 5 directors having resigned within the last 13 months. Our Board of Directors currently consists of 6 members, 3 of whom have had no or only limited previous experience with our company and its particular problems. Further, there has been an extraordinary turnover in the makeup of the Board of Directors of the Bank, with 2 of its directors having resigned or been replaced within the last 2 months. Following completion of the Intended Offerings, the Bank's Board of Directors will consist of 6 members, 4 of whom have had no previous experience with the Bank and its particular problems.



   We and the Bank have experienced difficulty in attracting and retaining qualified senior personnel and the rebuilding of our and the Bank's management team has made us even more dependent on the retention of our key management executives, without whom our financial condition, results of operations and future prospects could be materially adversely affected. Employment and compensation arrangements for these key management personnel are subject to the approval of the FDIC. We and the Bank intend, within such regulatory constraints, to offer sufficient incentives to attract and retain these highly qualified individuals. However, neither we nor the Bank can give no assurance that such personnel will be retained in the future or that we or the Bank could find suitable replacements for these individuals if they were to depart.


  We Are Engaged In Significant Litigation Which Could Result In Substantial Liability And Expense To Us


   We are currently involved in a number of litigation proceedings that could result in substantial liability to us, significant costs in defending those proceedings and a diversion of our management's attention and resources from normal business operations. We are defending an alleged securities fraud class-action lawsuit that arose out of the decline in the market price of our common stock (the "Class Action Lawsuit"). We and certain of our executive officers and directors were granted summary judgment by the trial court in the Class Action Lawsuit. In addition, we are subject to other litigation including the following: (1) we and two of our former directors are named in an adversary proceeding brought by the liquidating trustee representing the bankrupt estate of Southern Pacific Funding Corporation ("SPFC"), alleging certain losses suffered by SPFC were caused by our alleged breaches of fiduciary duties and negligence, and pre-trial discovery is underway in that proceeding and (2) Steadfast Insurance Company has brought a lawsuit seeking damages in the amount of $27 million allegedly resulting from our subsidiary's alleged fraudulent inducement to enter into, and subsequent breach of, a motor vehicle collateral enhancement insurance policy and a jury trial has been scheduled to begin on June 10, 2002. For further details on the Class Action Lawsuit and other litigation, see "Part II Item 1. Legal Proceedings" in our Current Form 10-Q.


  Changes In Interest Rates May Adversely Affect Our Operating Results

   Our profits are derived principally from our lending activities. The principal source of our revenue is net interest income, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our deposits and other interest bearing liabilities. During the recent period of falling interest rates, our net interest income has been adversely affected, and may continue to be adversely affected depending on the amount of any future decreases in interest rates, due to our interest-earning assets re-pricing more quickly or to a greater extent than our interest bearing liabilities. In an extreme interest rate environment, if our net interest spread were to become negative, we would be paying more interest on our borrowings and deposits than we would be earning on our assets and we could suffer significant losses.

   Additionally, the rates paid on our borrowings and the rates received on our assets have been, and in the future may be, based upon different indices (such as LIBOR and U.S. Treasury securities indices). If the index used to determine the rates on our borrowings increases faster or decreases more slowly than the index used to determine the rates on our assets, as has recently occurred, we will experience (and recently have experienced) a declining net interest spread which has had, and in the future will have, a negative impact on our profitability.

   Higher interest rates may discourage existing potential borrowers from refinancing or increasing existing credit facilities, or establishing new credit facilities and may lead to a reduction in the average size of loans and leases. This may decrease the amount of financing opportunities available to our operations and decrease the demand for repurchase facility financing provided by our repurchase facility lending operations to loan originators. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their loans at lower long-term interest rates. Increased loan prepayments could lead to a reduction in the number of loans we service, the fees we receive for loan servicing, our loan servicing income and the value of our securitization related assets. On the other hand, as interest rates have recently declined, certain of our loans and investments have been repaid earlier than expected or earlier than the payment obligations we then had outstanding under instruments with higher interest rates, which, has adversely affected the results of our operations. Further, if interest rates continue to decline, our loans and investments may continue to be repaid earlier than expected or earlier than the term of the payment obligations we may then have outstanding under instruments with higher interest rates, which will adversely affect the results of our operations.

   We are also subject to the risk of rising interest rates between the time we commit to purchase or originate loans at a fixed price and the time we sell or securitize those loans. An increase in interest rates will generally result in a decrease in the market value of loans that we have committed to originate or purchase at a fixed price, but have not yet hedged, sold or securitized.

  Because We Are Subject To Extensive Government Regulation, Our Business Operations May Be Adversely Affected By Regulatory Changes

   The Bank operates in a highly regulated environment and is subject to supervision by several governmental regulatory agencies, including the FDIC and the DFI. The regulations and supervision to which we are subject are primarily for the protection of our customers rather than our shareholders. For example, state laws and federal laws require that the Bank maintain specified amounts of capital and meet specified capital to assets ratios. If we do not comply with applicable laws, the Bank's ability to do business could be restricted or suspended.

   Future legislation and government policy could adversely affect industrial banks, including the Bank. We cannot predict the full impact of such legislation and regulation. In addition, federal and state laws impose standards with respect to, and regulatory authorities have the power in certain circumstances to limit or prohibit, transactions between us and the Bank and between the Bank and our other affiliates, the growth of the Bank's assets and liabilities and the payment of dividends from the Bank to us, among other things.


  Our Preferred Share Purchase Rights Plan May Discourage Takeover Attempts



   In October 1998, we distributed preferred share purchase rights to our shareholders pursuant to our Shareholder Rights Plan. Each share of our common stock has a preferred share purchase right attached to it. The rights will become exercisable under certain specified circumstances involving the acquisition of or tender offer for 15% or more of our issued and outstanding shares of common stock (25% or more for any person or group that held 15% or more of our common stock as of October 1998). Our board may also reduce the ownership levels to 10%. The rights may discourage hostile attempts to take over our company by causing substantial dilution to a person or group that attempts to acquire our company on terms that our board of directors has not approved.


Risks Related To Our Commercial Lending And Servicing Activities


   We originate commercial business and mortgage loans through CBC, IPL and LHO, each of which is a division of the Bank, and we provide master repurchase facilities through IWF, a wholly owned subsidiary of the Bank. We also service various equipment leases through our wholly-owned subsidiary, IBC. We are subject to various risks, including those described below, relating to such activities.


  Borrower Defaults May Result In Losses On Our Loans

   During the time we hold commercial business loans for investment or for sale, we are subject to risks of borrower defaults, bankruptcies and losses that are not covered by insurance (such as those occurring from earthquakes). Commercial mortgage lending is generally viewed as involving greater risk than residential mortgage lending partly because it typically involves larger loans. Further, the repayment of commercial mortgage loans secured by income-producing properties is typically dependent upon the tenant's ability to meet its obligations under the lease relating to the property. A borrower default may subject us to a loss on the mortgage loan.

   Although our commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation value of these assets in the event of a borrower default may be an insufficient source of repayment and the value we receive in liquidating such assets may be less than the expected or appraised value of such assets.

  Prepayments Of Commercial Business Loans Reduce The Amount Of Interest Income That We Expect To Receive Over The Life Of The Related Loans

   To reduce our exposure to loan prepayments, the Bank and our other lending subsidiaries generally discourage their commercial borrowers from prepaying their loans by requiring prepayment fees from the borrowers for early prepayment. Commercial business loan prepayment rates, however, vary from time to time which may change the anticipated amount of our net interest income. Prepayments on commercial business loans are affected by the terms and credit grades of the loans and general economic conditions. If the loans are prepaid, the Bank and our lending subsidiaries may receive prepayment fees but would lose the opportunity to earn interest at the related loan interest rate over the expected life of the prepaid loan.

   Prepayment restrictions do not necessarily provide a deterrent to prepayments. In addition, the borrower on a commercial business loan may not be able to pay all or a portion of any required prepayment charges. This may occur where the prepayment results from acceleration of the commercial business loan following a payment default. At the time any prepayment charges are required to be made in connection with a defaulted commercial business loan, foreclosure or other collateral proceeds may not be sufficient to make such payments.

   We also do not know that the obligation to pay such prepayment charge will be enforceable under applicable law in all circumstances.

  The Concentration Of CBC's Commercial Business Loan Portfolio In Small And Mid-Size Borrowers Exposes CBC To A Greater Risk Of Non-Performance, Higher Delinquencies And Higher Loan Losses

   CBC originates commercial business loans typically to small and medium-sized commercial businesses located primarily in California. Small commercial loans may entail a greater risk of non-performance and higher delinquencies and losses than loans to larger businesses. Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies and CBC must rely on the diligence of its employees and agents to obtain information about these companies. As a result, CBC is subject to risks of borrower fraud or misrepresentation. Also, the success of small and medium-sized businesses depends on the management talents and efforts of a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on that company. Also, small and medium-sized businesses:

    .  frequently have smaller market shares than their competition

    .  may be more vulnerable to economic downturns

    .  often need substantial additional capital to expand or compete

    .  may experience substantial variations in operating results.

   Any of these may have an adverse effect on a borrower's ability to repay a loan.


  The Significant Amount Of Credit Facilities Provided By CBC To Borrowers In The Telecommunication, Technology and Aircraft and Aircraft Related Industries May Adversely Affect Our Operating Results Due To The Significant Downturn In Those Industries And Industry-Related Risks



   CBC has provided significant credit to borrowers in the telecommunications and technology industries, which industries have suffered a significant downturn. The downturn in the telecommunication industry was largely due to a combination of capital overinvestment in the mid to late 1990's and unsuccessful business plans implemented by a number of companies in that industry. Further, the high yield bond market is no longer available for most companies in the telecommunications industry. The downturn in the technology industry was largely due to significant declines in the market valuations of technology companies and resulting increased difficulties in obtaining financing for those companies. CBC's unfunded commitments and outstanding principal balances of senior secured credit facilities to telecommunication and technology companies at March 31, 2002 were $146.5 million and $79.1 million, respectively, and at December 31, 2001 were $249.7 million and $132.4 million, respectively. The average unfounded commitment and outstanding principal balance of those facilities per telecommunication and technology company borrower were, at December 31, 2001, $6.7 million and $4.6 million, respectively. Our telecommunication and technology company borrowers primarily include long distance resellers, paging companies, semiconductor manufacturers, software developers, wireless communications companies, and computer business services.




   Additionally, in order to effectively market their products and attract and retain qualified personnel, businesses in the telecommunications industry or technology industry must respond more rapidly than businesses in many other industries to the following:

    .  competitive developments

    .  technological changes

    .  new product introductions

    .  changing client needs

    .  evolving industry standards.

   The products and services of CBC's telecommunications or technology borrowers could be rendered obsolete and unmarketable by any of these factors, as could the borrowers' inventory, subscriber lists and other business assets thereby impairing the value of the inventory securing CBC's loans to these borrowers. A material decrease in these telecommunications or technology borrowers' sales, profits, or the value of their accounts receivable and inventory could impair their ability to repay their loans with CBC and our results of operations could be adversely affected.

   CBC also has provided significant credit to borrowers in the aircraft and aircraft related industries, which industries have suffered a significant downturn. The downturn in the aircraft and aircraft related industries is largely due to a combination of a declining global economy and the aftermath of the events of September 11, 2001, which contributed to significant decreases in aviation travel and the amount of capital investment in aircraft and aircraft related equipment. At March 31, 2002, CBC had aircraft and aircraft related loans totaling $82.3 million as compared to $94.0 million at December 31, 2001. At March 31, 2002, eight aircraft and aircraft related loans totaling $42.0 million were classified as "substandard." At March 31, 2002, CBC has loss allowances of $5.4 million allocated toward these classified loans. A continued material decrease in these aircraft and aircraft related industry borrowers' sales, profits, or the value of their airplanes, accounts receivable and inventory could impair their ability to repay their loans with CBC and our results of operations could be adversely affected.


  The Difficulty In Appraising Collateral Relating To Our Small Business Loans Due To Less Information Being Available May Result In A Greater Risk That Proceeds Realized From Sales Of That Collateral May Be Less Than Our Related Appraised Values

   CBC's loans are underwritten in accordance with CBC's underwriting guidelines which permit borrowers to borrow up to a specified percentage of the value of their accounts receivable, inventory and other business assets pledged as collateral in connection with the loans. The value of the accounts receivable is derived from a formula based upon the age and collectibility of the accounts and their revenues and cash flows.

   Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies. CBC must rely on the diligence of its employees and agents to obtain information about these companies. We cannot assure you that CBC's valuations actually reflect amounts that we could realize upon a current sale of the accounts receivable, inventory and other business assets. The liquidation value of these assets in the event of a borrower default therefore may not be a sufficient source for repayment of our loans.

  The Profitability Of The Properties Securing Our Commercial Mortgage Loans May Be Uncertain

   Profits of commercial properties that secure our commercial mortgage loans are dependent on the performance and viability of the property. The property manager is responsible for responding to changes in the local market, planning and implementing the rental structure, including establishing appropriate rental rates, and advising the borrower so that maintenance and capital improvements can be carried out in a timely fashion. Also, the ability of a borrower to meet its obligations under a commercial mortgage loan and to make timely payments on the mortgage loan are affected by several factors, depending on the type of commercial property, such as the ability to lease, and relet the space, regional and national economic conditions and increased costs of operating a property. All of the foregoing factors may affect the borrower's ability to make payments under the commercial mortgage loan, which may adversely affect the timing and amount of payments we receive with respect to the loan. There is no assurance that property underlying a commercial mortgage loan will produce a profit.

  Additional Losses May Result From Our Foreclosure Of Collateral

   Some of our commercial mortgage loans may be non-recourse to the borrower.
In the event of foreclosure on a commercial mortgage loan, we may experience a loss if the value of the property and other collateral securing the loan is less than the unpaid amount on the loan. Also, we may experience costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of their leases. These factors may adversely affect the timing and amount of payment we receive on foreclosed commercial mortgage loans.

  We Have Loans With Balloon Payments Which Have A Greater Chance Of Defaults

   A certain percentage of our commercial mortgage loans have a balloon payment due at maturity. These loans involve a greater risk than loans which are paid off gradually in equal installments since the ability of a borrower to pay such amount will normally depend on its ability to fully refinance the commercial mortgage or sell the related property at a price sufficient to permit the borrower to make the balloon payment.

  Environmental Factors May Adversely Affect The Value Of Properties Underlying Commercial Mortgage Loans

   Contamination of real property may give rise to a lien on that property to assure payment of the cost of clean-up or, in certain circumstances, may result in liability to the lender for that cost. Such contamination may also reduce the value of the property. If we are or become liable, we can bring an action for contribution against the owner or operator who created the environmental hazard, but that person or entity may be bankrupt or otherwise judgment proof. If we become responsible, environmental clean-up costs may be substantial.

  IWF's Short-Term Master Repurchase Facilities Are Susceptible To The Volatile Economic Cycles Of The Mortgage Industry

   Through IWF, we offer short-term master repurchase facilities to third party mortgage bankers. These third parties use these facilities for their purchase of residential mortgage loans until they are able to sell the loans. Some of our borrowers rely on the secondary market to sell or securitize loans they originate. During 1999 and 2000, some of our borrowers had difficulty selling their loans on a profitable basis. If such borrowers are unable to make timely payments on their borrowings from us, we may incur losses.


  Credit Rating Downgrades On Our Debt Have Put IBC In Default Under The IBC Lease Receivables Trust 1997-2, Which May Adversely Affect IBC's Ongoing Monthly Cash Flow



   As a result of credit rating downgrades on our senior indebtedness by Moody's and Standard and Poor's ratings services, IBC is in default of the terms of the IBC Lease Receivables Trust 1997-2 ("1997-2 Trust"), which trust issued certain Class A, Class B and Class C certificates. Due to this default, the insurer of the Class A certificates has the right to cause the 1997-2 Trust permanently to go into "turbo" amortization. Under turbo amortization, virtually all cash flows generated in the 1997-2 Trust are required to be used to pay off the outstanding balance of the Class A certificates, which was $51.0 million at March 31, 2002. In that event while the Class B and C Certificates, a majority of which are owned by IBC, would receive virtually no cash flows for principal and interest payments until the Class A certificates are paid in full. The insurer, IBC, and the related trustee executed an Override Agreement in October 2001 that modified the Turbo Amortization cash flows distributable to all Certificate Holders. The Override Agreement calls for all distributions to be allocated to the Class A Certificate until such time as the calculated actual Holdback Ratio is in compliance with the Pooling and Servicing Agreement. To date, IBC has received a monthly waiver of this default. However, the insurer of the Class A certificates requested that IBC distribute, and IBC agreed to distribute, cash flows under the "turbo" amortization schedule for the months of July and August, 2001 in order to bring subordination levels of the Class A certificates to levels acceptable to the insurer. The insurer, at its option, may renew the waiver monthly. There is no assurance, however, that the insurer will continue to grant the monthly waiver to IBC or that it will not make further requests that the 1997-2 Trust distribute cash flows under the "turbo" amortization schedule on either a temporary or permanent basis. In any month in which the 1997-2 Trust distributes cash flows under the "turbo" amortization schedule, IBC's monthly cash flow decreases by approximately $600,000 per month. As a result, cash flow to us would decrease, and for the months of July and August, 2001 did decrease, by approximately $500,000 per month, which has adversely affected our cash flow and results of operations. The outstanding balances of the Class B and Class C securities in the 1997-2 Trust owned by IBC were $5.3 million at December 31, 2001.

   In addition, IBC was not in compliance with its quarterly minimum net worth requirement on December 31, 2001, and was not in compliance with the monthly pre-default ratio requirements on January 31, 2002 and February 28, 2002. IBC received waivers of these defaults as of the respective default dates. These waivers may be renewed quarterly or monthly by the insurer, respectively, at its option. If the servicer appointment extensions and/or default waivers are not granted, IBC's cash flows would decrease significantly and IBC may lose its status as the servicer of the 97-2 Facility. Although we believe that IBC will continue to receive such extensions and/or waivers due to the inherent difficulty in changing servicing providers, there can be no assurance that the insurer will continue to grant the extensions and/or default waivers. As a result, there can be no assurances that IBC's resources will be sufficient to fund its operations through December 31, 2002.



  Loss Of Residual Value On Certain Assets Would Adversely Affect IBC And The Bank's Results Of Operations



   IBC and the Bank retain a residual interest in the equipment covered by certain of their equipment leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on IBC's or the Bank's balance sheet. Results of operations depend, to a limited degree, upon their ability to realize such residual value. Realization of residual values depends on many factors outside our control including:


    .  general market conditions at the time of expiration of the lease,

    .  unusual wear and tear on, or use of, the equipment,

    .  the cost of comparable new equipment,

    . the extent to which the equipment has become technologically or economically obsolete during the contract term, and

    .  the effects of any additional or amended tax or accounting rules.

Risks Related To Our Asset Management Activities and Investments


  We May Be Adversely Affected By The Liquidation Of A Fund Managed By ICAM



   ICAM, formerly our wholly-owned subsidiary, for which we sold our entire interest therein in March, 2002, currently manages the CLO Fund and earns management fees for managing this fund. At March 31, 2002, the carrying value of our investment in the CLO Fund was equal to approximately $13.2 million. Our primary risks relating to ICAM's management activities are that (1) the successful management of the CLO Fund and the resulting management fees anticipated therefrom are dependent upon the services of the existing officers of ICAM and in the event of the departure or death of such officers, ICAM's ability to manage this fund may be adversely impacted and (2) the investors in this fund have the ability under certain circumstances to cause this fund to be liquidated, and such fund may be required to be liquidated in the event of a default of our management obligations for such fund. The result of such a required liquidation of the CLO Fund would be a substantial loss in the value of our investment in the fund due to the required acceleration of the sale of the fund's assets.


  We Recently Incurred Significant Writedowns And Mark-To-Market Losses Related To Our Investments In Volatile Assets And There Is No Assurance That We Will Not Incur Additional Losses On These Assets


   Our investments in subordinated bonds from loan securitizations, interest only securities and total return swaps were approximately $6.0 million, $1.9 million and $13.2 million, respectively, at March 31, 2002 as compared to $5.3 million, $2.2 million and $16.1 million, respectively, at December 31, 2001. Additionally, the net assets of our discontinued Auto Marketing Network operations included $4.2 million of retained interests at December 31, 2001. The valuations of these assets are impacted by many factors including, among others, interest rates, prepayments or defaults on loans and leases, turbo amortization of securitization facilities and volatility in the secondary loan markets. During the quarter ended March 31, 2002 and years ended December 31, 2001, December 31, 2000 and 1999, we incurred writedowns and mark-to-market losses primarily related to these assets of $0, $31.0 million, $13.4 million and $29.2 million, respectively. There is no assurance that we will not continue to incur additional writedowns or mark-to-market losses in future periods.

  The Value Of Our Portfolio Of Securitization-Related Assets Is Subject To Fluctuation

   We have invested in asset or mortgage backed securities known as "interest-only" or "principal-only" residual interest and subordinated securities. These securities were generally created through our own securitizations or securitizations by parties formerly affiliated with us. Investments in residual interest and subordinated securities are riskier than investments in senior asset-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. On a percentage basis, the risk associated with holding residual interest and subordinated securities is greater than holding the underlying loans or leases. This is due to the concentration of losses in the residual interests and subordinated securities.

   We estimate future cash flows from these securities and value them utilizing assumptions concerning discount rates, prepayments and credit losses. If our actual experience adversely differs from our assumptions, we would be required to reduce the value of these securities and record a non-cash charge to operations. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value or at all. Also, we may never recoup our initial investment in these securities.

   We also bear the risk of loss on any asset-backed securities we have purchased in the secondary market. If third parties had been contracted to insure against these types of losses, we would be dependent in part upon the creditworthiness and claims paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. The insurance coverage for various types of losses is limited, and we would bear the risk of any losses in excess of the limitation or outside of the insurance coverage.

   In addition, we may not obtain our anticipated yield due to prepayments or we may incur losses if the credit support available within certain asset-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing asset-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated. This may also cause a rating agency to downgrade certain classes of our securities.

  We May Have Liabilities For Representations And Warranties Related To Our Asset-Backed Securities

   Asset-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against the sellers of loans and leases, we cannot assure you that they will honor their obligations. In the past we have engaged (and may in the future engage) in bulk whole loan/lease sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of loans and leases from us are broader than those available to us against those who sell us these loans and leases. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our sellers.

                            REGULATORY DEVELOPMENTS



The Regulatory Orders and PCA Notice


  Requirements Of The Regulatory Orders


   As a result the 2000 Examination, the Bank consented to the issuance of a Cease and Desist Order by the FDIC dated December 15, 2000 (the "FDIC Order") and a Final Order of the DFI dated December 27, 2000 (the "DFI Order"). As described under "Item 1. Business--Regulation--General" in our 2001 Form 10-K, the Regulatory Orders impose a number of requirements, principally including the following:



  . Under the FDIC Order, the Bank was required to increase its capital by $19 million by March 31, 2001, and must increase its capital by an additional $20 million in stages through December 31, 2001. The Bank was also required to attain a total risk based capital ratio of 10.50% and a Tier 1 capital ratio of 8.00% by March 31, 2001 and to increase those ratios, in stages through December 31, 2001, to 12.00% and 9%, respectively. Under the DFI Order, the Bank was required to increase its adjusted tangible shareholder's equity by $29 million by March 31, 2001 and by an additional $15 million by December 31, 2001. Also by March 31, 2001, the Bank was required to attain an adjusted tangible shareholder's equity of at least 7.00% of its adjusted tangible total assets, and to increase this ratio by 0.50% each quarter to 8.50% at December 31, 2001. The DFI order limits the maximum amount of the Bank's deferred tax assets that may be included in the adjusted tangible shareholder's equity calculation to the lesser of (x) the amount of deferred tax assets that are dependent upon future taxable income expected to be realized within one year or (y) 10% of adjusted tangible shareholder's equity existing before any disallowed deferred tax assets. The Bank was not in compliance with these requirements at any time during 2001.


  . The required increases in capital stated above may be accomplished through capital contributions by us to the Bank, the sale of common stock or noncumulative perpetual preferred stock of the Bank, the exchange of Bank debt held by us for such preferred stock, or any other means acceptable to the FDIC and the DFI. The Bank is required to adopt and implement a capital plan acceptable to the FDIC and the DFI to achieve and maintain these capital requirements.

  . The Bank may not pay any cash dividends, make any other shareholder distributions or pay bonuses to its executive officers without the prior approval of the FDIC and the DFI, nor may it engage in any new lines of business without their prior approval.


  . The Bank was required to eliminate all of its assets that were classified as "Loss" and one-half of its assets that were classified as "Doubtful" as of March 31, 2000 under the DFI Order, and as of June 26, 2000 under the FDIC Order, and to reduce by March 31, 2001 its assets that were classified as "Substandard" or "Doubtful," as of June 26, 2000, to not more than $90 million. The Bank also was required to reduce by June 30, 2001 and September 30, 2001 its assets that were classified "Substandard" or "Doubtful," as of June 26, 2000, to not more than $70,000,000 and $50,000,000, respectively. The Bank has satisfied all of the foregoing requirements by charging off or collecting certain of its Substandard and Doubtful assets.


  . Under the FDIC Order, the Bank may not extend additional credit to any borrower that has a loan or other credit from the Bank that has been charged off or classified "Loss" or "Doubtful," in whole or part, and is uncollected. With certain exceptions, the Bank is also restricted from extending additional credit to any borrower with a Bank loan or other credit that has been charged off or classified "Substandard," in whole or part, and is uncollected.

  . The Bank must revise, adopt and implement policies acceptable to the FDIC and the DFI regarding its lending and loan review procedures, transactions with insiders and affiliates, and its requirements for reporting lending practices and other strategies to the Bank's chief executive officer. The Bank's board of directors must also review the adequacy of the Bank's allowances for loan and lease losses and adopt a policy for regularly determining the adequacy of those allowances.

  . The Bank must develop and adopt a detailed business plan acceptable to the FDIC and the DFI to control overhead and other expenses and restore the Bank to a sound condition.

  . The Bank is required to have and maintain qualified management, including a chief executive officer and other persons experienced in lending, collection and improving asset quality and earnings. Further, during the effectiveness of the Regulatory Orders, the Bank must obtain the prior approval of the FDIC and the DFI to the appointment of any new director or senior executive officer for the Bank, and the DFI has the right to determine whether present members of the Bank's management are acceptable.

  . The Bank must provide quarterly progress reports to the FDIC and the DFI regarding its actions to comply with the Regulatory Orders.


  The PCA Notice



   On February 1, 2002, as a result of the Bank being undercapitalized at December 31, 2001, the Bank's Board of Directors received a Prompt Corrective Action notification letter from the FDIC (the "PCA Notice") which, among other things, required the Bank to file a written capital restoration plan (the "Capital Plan") with the regional office of the FDIC by March 1, 2002. On March 1, 2002, the Bank submitted a Capital Plan that included a three-pronged approach to restoring the Bank to a well-capitalized condition; including infusing additional capital into the Bank, restoring the Bank to profitability, and reducing the risk inherent in the Bank's balance sheet. Bank Management and the Board are focusing their efforts on raising additional capital for the Bank by June 30, 2002. See "Regulatory Developments--The Regulatory Orders and PCA Notice--The Capital Restoration Plan" for a more detailed description of the Capital Plan.



   The PCA Notice also required under applicable "prompt corrective action regulations" that we provide the Bank with a performance guarantee. In compliance with the PCA Notice, on February 27, 2002, our Board of Directors approved a performance guarantee (the "Performance Guarantee") on behalf of the Bank, for the benefit of the FDIC. Under the Performance Guarantee, we guarantee the performance of the Bank under the terms of the Capital Plan. If the Bank fails to meet the terms of its Capital Plan, we will have to pay the sum demanded to the Bank or as directed by the FDIC; provided, that our aggregate liability under the Performance Guarantee shall be the lesser of an amount equal to five percent (5%) of the Bank's total assets at December 31, 2001, an amount equal to approximately $70.1 million, or the amount which is necessary or would have been necessary to restore the relevant capital measures of the Bank to the levels required to be classified as "adequately" capitalized (as those capital measures and levels are defined at the time that the Bank initially fails to comply with its approved Capital Plan).



   The FDIC regulations contain a prompt corrective action rule which was adopted pursuant to FDICIA which requires the Federal banking regulators to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. The FDIC's rules provide that an institution is "well capitalized" if its total risk- based capital ratio is 10% or greater; its Tier 1 risk-based capital ratio is 6% or greater; its leverage ratio is 5% or greater; and the institution is not subject to a capital directive of a federal bank regulatory agency. A bank is "adequately capitalized" if its total risk-based capital ratio is 8% or greater; its Tier 1 risk-based capital ratio is 4% or greater; and its leverage ratio is 4% or greater (3% or greater for the highest rated institutions).



   An institution is considered "undercapitalized" if its total risk-based capital ratio is less than 8%; its Tier 1 risk-based capital ratio is less than 4%, or its leverage ratio is 4% or less (less than 3% for the highest rated institutions). An institution is "significantly undercapitalized" if its Total risk-based capital ratio is less than 6%; its Tier 1 risk-based capital ratio is less than 3%; or its leverage ratio is less than 3%. A bank is deemed to be "critically undercapitalized" if its ratio of tangible equity (Tier 1 capital) to total assets is equal to or less than 2%. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it engages in unsafe or unsound banking practices.

   An undercapitalized institution is required to submit a capital restoration plan to restore it to at least an "adequately capitalized" level. In order to be accepted, the Capital Plan submitted required us to enter into the Performance Guarantee that the Bank will fulfill its capital restoration plan and maintain its capital at the "adequately capitalized" capital level for 4 consecutive quarters. If the Performance Guarantee were deemed to be a commitment to maintain capital under the Federal Bankruptcy Code, a claim for a subsequent breach of the obligations under the Performance Guarantee in a bankruptcy proceeding involving us would be entitled to a priority over our third party general unsecured creditors. Also, undercapitalized institutions are prohibited from making capital distributions or paying management fees to controlling persons, are subject to growth limitations, are restricted from ongoing acquisitions, branching and entering into new lines of business, and are limited in the appointment of additional directors or senior executive officers. Finally, the FDIC has discretion to impose additional restrictions on the Bank. See the "Potential Regulatory Actions" and "Prompt Corrective Action" subsections of the "Regulation" section of our 2001 Form 10-K for more detailed descriptions of the actions the Bank's regulators can take depending on the capital levels of the Bank.



  Actions Taken To Comply With The Regulatory Orders and the PCA Notice





   We and the Bank have taken a number of actions that were intended to enable the Bank to comply with the requirements of the Regulatory Orders and the PCA Notice. However, these actions did not succeed in enabling the Bank to comply with all requirements of the Regulatory Orders at December 31, 2001, and the Bank's ability to comply in 2002 with the Regulatory Orders and the PCA Notice may be subject to events outside our control and that of the Bank, such as capital market trends, investor sentiment, and general economic conditions. The actions undertaken include the following:



  . During 2001, we exchanged $22.0 million of the Bank's subordinated debt and made $34.3 million in capital contributions to the Bank. On January 22, 2002, we entered into an exchange agreement with the Bank to convert our $20.0 million investment in the Bank's subordinated debt and its $50.0 million investment in the Bank's preferred stock into common equity capital of the Bank in order to improve its Tier 1 Leverage capital ratio. In addition to these conversions, we also contributed $5.0 million in the form of common equity to the Bank in order to improve its Tier 1 Leverage capital ratio. Although these actions improved the Bank's FDIC leverage ratio to above the 4% "adequately capitalized" minimum level, they were not sufficient to restore the Bank's total risk based capital ratio to an amount above the 8% "adequately capitalized" minimum level. The Bank's total risk based capital ratio and FDIC leverage ratio were 6.29% and 4.22%, respectively, at March 31, 2002.



  . On March 1, 2002, we and the Bank submitted a new capital restoration plan intended to achieve the FDIC and DFI capital requirements by our making additional capital contributions to the Bank, raising additional capital at the Bank directly, the selling certain of our and the Bank's non-core assets, reducing the assets of the Bank, and exchanging additional Bank subordinated debt held by us for Tier 1 capital. On April 26, 2002, the FDIC informed the Bank that the new capital restoration plan was not acceptable as submitted and requested additional information and certain revisions in order to reflect an increase in the Bank's regulatory capital to 9% Tier 1 Risk-based Capital and 12% Total Risk-based Capital levels by December 31, 2002 before the FDIC would grant its approval of the plan. On May 9, 2002, the Bank submitted additional information and a revised plan to the FDIC and the DFI and on May 24, 2002 further amended that plan (the revised and amended plan is referred to herein as the "Capital Plan"). See "--The Capital Restoration Plan" below for a more detailed discussion of the Capital Plan.



  . The Bank has continued to reduce its total assets and further asset reductions are contemplated by the Capital Plan. At March 31, 2002, the Bank had $1.134 billion of outstanding loans and securities, as compared to $1.249 billion at December 31, 2001. This reduction in the Bank's assets was the result of management's adherence to the provisions of the Bank's initial capital restoration plan. The Bank also has continued to reduce its noninterest expenses, including a 9.3% reduction in its Full Time Equivalent ("FTE") employees in April 2002.

  . The Bank has made changes in its management to address the requirements of the Regulatory Orders and contemplates further changes as required. These changes included: (i) the resignation of several Bank executive officers, including its president and chief executive officer, chief credit officer, risk management department head, and the executive management of CBC, (ii) the recruitment of a new chairman, president and chief executive officer of the Bank and (iii) the addition of various new personnel to positions with the Bank, including an experienced chief credit officer, who has a major commercial banking background, and a head of the Risk Management Department of the Bank, who was an FDIC examiner, and other appointments of personnel to handle credit administration and risk management functions. Also, CBC has been more fully integrated into the Bank's management reporting structure and several individual managers within CBC have been assigned increased responsibility.



  . The Bank has adopted and implemented new policies and procedures in its lending, credit administration and lending review areas.



  . The Bank has developed detailed business plans which address marketing, asset diversification, credit administration, management oversight, non-accrual and classified assets and operating efficiencies among other items.



   Although we believe that we have responded to all of the directives addressed in the Regulatory Orders other than meeting the required capital levels, by the recent additions of new credit and risk management personnel, the implementation of new credit policies and loan review procedures, and the partial recapitalization of the Bank, the FDIC and the DFI have various remedies available, including enforcement actions and sanctions. See "Risk Factors--Regulatory Considerations".



   In addition, in order to comply with the PCA Notice, on February 27, 2002, our Board of Directors approved the Performance Guarantee on behalf of the Bank for the benefit of the FDIC, as further described above in "--The PCA Notice".



  The Capital Restoration Plan





   Our Capital Plan principally includes a three-pronged approach to increasing the Bank's capital to the levels required by the FDIC consisting of (i) infusion of additional capital into the Bank, primarily through intended capital raising transactions with outside investors, (ii) continued reductions in the Bank's total assets through collections, sales and other dispositions and (iii) reduction of balance sheet risk, related loan losses and operating expenses to assist in restoring the Bank to profitability, each as described below. On May 24, 2002, the FDIC approved the Capital Plan. The Capital Plan provides, and the FDIC is requiring, that the Bank satisfy the increased capital ratios set forth in the Regulatory Orders by December 31, 2002 and also that the Bank obtain by July 22, 2002 at least $55 million in new capital through new debt or equity offerings of the Bank or our company (or combinations thereof) and/or from profits realized from the sale of Bank assets. To the extent that the Bank's assets are disposed at a profit (i.e., a cash premium over net book value), we would expect that the net amount required to be raised as part of the Intended Offerings would be similarly reduced and thus that the resulting dilution in our ownership of the Bank as a result of the Intended Offering would also be reduced. We do not believe, however, that the Bank would be able to satisfy the requirements of the Capital Plan based solely on reductions of its assets. The Bank remains subject to the Regulatory Orders that require it to increase its regulatory capital to 9% Tier 1 Risk-based Capital and 12% Total Risk-based Capital levels, each of which is substantially above the "well capitalized" minimum levels for FDIC insured institutions. There can be no assurance that the steps of the Capital Plan will be successfully completed, that the required $55 million in new capital for the Bank can be obtained by July 22, 2002 or that the increased capital ratios set forth in the Regulatory Orders will be satisfied by the Bank by December 31, 2002.

  1.  Tier 1 Equity Offerings



   The Bank has previously engaged Friedman Billings Ramsey & Co. ("FBR") as its financial advisor and lead underwriter to raise capital for the Bank. We and the Bank's Board of Directors are continuing to evaluate various capital-raising alternatives to raise up to a net $55 million for the Bank through the issuance by the Bank (and possibly us) of debt and/or equity securities to new investors (collectively, the "Intended Offerings"). Those investors must be either "accredited investors" as defined pursuant to Rule 501(a) under Regulation D of the Securities Act of 1933 or "qualified institutional buyers" as defined pursuant to Rule 144A under the Securities Act. The possible issuance of the Bank's common stock or securities convertible or exercisable into Bank common stock in connection with the Intended Offerings, if it is successful, would likely significantly dilute our ownership interest in the Bank from 100% to less than a majority of the outstanding shares of the Bank's common stock. The Intended Offerings are scheduled to be completed in the third quarter of 2002. In addition to the capital raised as a result of the Intended Offerings, we plan to infuse up to approximately $5 million into the Bank during the balance of 2002. Additional capital above the proposed up to net $55 million capital raise or further asset reductions may be necessary to achieve required capital ratios depending on future results of operations.





  2.  Continued Reductions of the Bank's Assets



   In order to supplement the additional capital expected to be raised in the Intended Offerings, the Capital Plan contemplates the continued reduction of the Bank's assets. The Bank may also elect to sell substantially all of the assets of LHO if an acceptable price could be obtained. The Bank intends to reduce its nonperforming assets from the level of $118.0 million at March 31, 2002 to $49.1 million by December 31, 2002 with a further reduction to $33.2 million intended to be achieved by December 31, 2003.



  3.  Continued Reductions of Balance Sheet Risk, Losses and Operating Expenses



   The Capital Plan includes the implementation of the business plan that continues to reduce balance sheet risk and related loan losses, significantly reduces operating expenses, and seeks to restore the Bank to profitability in the third quarter of 2002.



   There can be no assurance that the Bank will be able to complete the Intended Offerings or consummate the contemplated reductions of its assets or to otherwise raise sufficient capital to comply with the Capital Plan as contemplated or that the Bank will thereafter be able to meet either the interim or final capital targets specified by the Regulatory Orders. The ability of the Bank to comply with the Capital Plan is subject to substantial uncertainty, including the uncertainty regarding satisfaction of the many conditions to consummation of the transactions contemplated therein. If the Bank is unable to remain in compliance with its Capital Plan, its regulators could severely restrict the operations of the Bank, or impose additional sanctions, including the appointment of a conservator or receiver. See "Risk Factors--Regulatory Considerations".

                              RECENT DEVELOPMENTS



The Prior Recapitalization Transactions and Recent Debt Restructuring and Standstill Transactions



   In order to assist the Bank in complying with the Regulatory Orders, in 2001, we entered into the Recapitalization Agreement with IHG, which held a majority in outstanding aggregate principal amount of our 10.25% Remarketed Redeemable Par Securities, Series B (the "ROPES") and 9.875% Senior Notes due 2007 (the "Old Senior Notes"), and investors in $16.2 million of our 12% Senior Secured Notes due April 30, 2002 (collectively, the Senior Debt Purchasers"). The Recapitalization Agreement generally provided for the restructuring of our outstanding senior indebtedness and the issuance of new equity and debt securities by us through certain recapitalization transactions, which have been largely completed.



   In connection with the settlement with certain disputes between us and the Senior Debt Purchasers and the Adams Trust, as the purchaser of our 12% Secured Convertible Subordinated Notes due 2005 ("Secured Convertible Subordinated Debt"), we recently entered into a Restructuring Agreement as of February 19, 2002 with the Adams Trust (the "Restructuring Agreement") and a Standstill, Forbearance and Amendment Agreement, dated as of February 19, 2002, with the Senior Debt Purchasers (the "Standstill Agreement"), an Amendment No. 1 to the Security Agreement that related to the debt we have issued pursuant to the Recapitalization Agreement ("Amendment No. 1") and a related New Debt Collateral Agency and Security Agreement (the "New Security Agreement") and a registration rights agreement relating to the notes held by the Adams Trust (the "Exchange Note Registration Rights Agreement"). Also, we issued a new 12% Senior Secured Note due 2002--Series B (the "Series B Senior Secured Debt") pursuant to the Restructuring Agreement.



   The following descriptions of the (i) recapitalization transactions (collectively, the "Recapitalization Transactions") provided for in, and the descriptions of, the Recapitalization Agreement are qualified in their entirety by the provisions of the Recapitalization Agreement and the First Amendment to Master Recapitalization Agreement, dated as of June 27, 2001, which are attached as Exhibit 20.1.1 to our Annual Report on Form 10-K for the year ended December 31, 2000 and Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-3 that we filed on August 30, 2001, respectively, and (i) the Restructuring Agreement, Standstill Agreement, Amendment No. 1, New Security Agreement, Exchange Note Registration Rights Agreement and Series B Senior Secured Debt and related transactions provided for therein (collectively, the "Debt Restructuring and Standstill Transactions") are qualified in their entirety by the provisions of the Restructuring Agreement, Standstill Agreement, Amendment No. 1, New Security Agreement, Exchange Note Registration Rights Agreement and Series B Senior Secured Debt, which are attached as Exhibits 20.1.8, 20.1.5, 20.1.9, 20.1.10, 20.1.7 and 20.1.6 to our
2001 Form 10-K.


   Our Recapitalization Transactions are generally as follows:


   On March 30, 2001, we issued $16,200,000 in aggregate principal amount of 12% Senior Secured Notes due April 30, 2002 (the "Original Senior Secured Debt" and together with the Series B Senior Secured Debt, collectively, the "Senior Secured Debt") to the Secured Debt Purchasers.



   On June 28, 2001, we issued $10,000,000 aggregate principal amount of 12% Secured Convertible Subordinated Notes due 2005 ("Secured Convertible Subordinated Debt") to an accredited investor in a private placement. The Secured Convertible Subordinated Debt was convertible after three years into our common stock at a conversion price of $1.25 per share, subject to anti-dilution adjustments. As further discussed below, the Secured Convertible Subordinated Debt was exchanged and cancelled pursuant to the Restructuring Agreement.


   On June 28, 2001, our debt exchange offer (the "Debt Exchange") closed. Under the terms of the Debt Exchange, $39,995,000 of the $41,035,000 of our ROPES that were then outstanding, $144,352,000 of the $165,939,000 of our Old Senior Notes that were then outstanding, and $3,468,000 of the $10,939,000 of 9.75% Senior Notes due 2004 debt securities that were then outstanding (collectively, the "Old Notes") were exchanged for the following: (1) $127,479,000 aggregate principal amount of the notes,
(2) 1,744,437 shares of our common stock, (3) Debt Exchange Warrants to purchase up to an additional 6,105,544 shares of our common stock at an exercise price of $2.15 per share, subject to anti-dilution adjustments, and
(4) $79,800 in cash as payment for fractional Old Notes.


   On June 28, 2001, we issued 7.04 million shares of common stock to IHG in connection with IHG's agreement to approve and participate in the Debt Exchange.



   Under the provisions of the Recapitalization Agreement, subject to the occurrence of certain conditions, all of the Senior Secured Debt was to be exchanged for: (1) $18,200,000 aggregate principal amount of the notes,
(2) 249,052 shares of our common stock and (3) Debt Exchange Warrants to purchase up to an additional 871,681 shares of our common stock. However, as part of the Standstill Agreement, our exchange right was eliminated.



   Under the provisions of the Restructuring Agreement, the Secured Convertible Subordinated Debt was cancelled, the Adams Trust agreed not to withdraw until April 30, 2002 its offer to purchase trust preferred shares of the Bank, and mutual releases of certain alleged claims of the parties relating to the issuance of the Secured Convertible Subordinated Debt were provided in exchange for our payment of $1.0 million in cash and the issuance of $2.0 million of the notes, approximately $6.4 million of Series B Senior Secured Debt and 32,000 shares of our common stock to the Adams Trust. The Series B Senior Secured Debt, however, may be repaid in full for approximately $3.4 million if that amount is paid on or before its maturity date, which is June 28, 2002 (or
July 15, 2002 if we are able to satisfy certain conditions). In connection with the Debt Restructuring and Standstill Transactions, we executed the Exchange Note Registration Rights Agreement which requires that we file this registration statement to register the resale by the Adams Trust of the $2.0 million of the notes and 32,000 shares of common stock that it received pursuant to the Restructuring Agreement.



   Under the provisions of the Standstill Agreement, the maturity date of the Original Senior Secured Debt was extended from April 30, 2002 to June 28, 2002 (or July 15, 2002 if we are able to satisfy certain conditions) and certain disputes between us and the Senior Debt Purchasers relating to their Original Senior Secured Debt were resolved. As part of that agreement, also we agreed to eliminate our right to require the Senior Debt Purchasers to exchange their Original Senior Secured Debt for Exchange Notes and other consideration under certain circumstances and that interest rate on the Original Senior Secured Debt would be calculated at 12% per annum through April 30, 2002, at 16% per annum for the month of May, 2002 and at 20% per annum for the month of June, 2002 and thereafter. We agreed to, and did, execute (i) the New Security Agreement under which we were required to pledge, and did pledge, additional collateral as security for the holders of that debt and the Series B Senior Secured Debt that was required to have an immediately realizable cash value of not less than $5 million as security for the holders of Senior Secured Debt and
(ii) the Amendment No. 1 to reflect the issuance of the Series B Senior Secured Debt and priority of the Original Senior Secured Debt over the Series B Senior Secured Debt.


Recent Operating Performance


   We reported a net loss for the quarter ended March 31, 2002 of $18.6 million, including an operating loss from on the early extinguishment of debt of $358,000. Our net loss for the year ended December 31, 2001 was $131.6 million, including an operating loss from discontinued operations of $3.7 million and an extraordinary gain on the early extinguishment of debt of $2.9 million. Our operating results for the quarter ended March 31, 2002 and the year ended December 31, 2001 were negatively impacted by continued reductions in our net interest and other income as a result of a decrease in the amount of our outstanding loans, leases and income producing properties and our continued high levels of non-performing assets and classified assets that resulted in high levels of provisions for loan and lease losses, which provisions totaled $28.6 million and $95.9 million for those periods, respectively. These negative factors were partially offset by an improvement in our mark-to-market income, continued reductions in noninterest expenses, and $13.2 million of net income tax benefit recorded in March 2002. The income tax benefit recorded during the quarter ended March 31, 2002 was the result of newly enacted legislation, which allowed us to carry-back our net operating losses incurred in 2001 to the preceding five years. As a result we were able to obtain a $14.5 million tax refund from the Federal government. Partially offsetting this refund, we incurred $1.3 million in income taxes during the quarter ended March 31, 2002. The operating results for the quarter ended March 31, 2001 were favorably impacted by an increase in recoveries of $4.1 million of previously charged off loans, which resulted in a reduction of the provision for loan and lease losses to $4.6 million. See "Recent Developments--Recent Operating Performance" and "--Continued High Provisions for Loan and Lease Losses."



   We decreased our operating expense and recorded reductions during 2001 and the quarter ended March 31, 2002 in all expense categories other than data processing, net expense of other real estate owned, FDIC insurance premiums, amortization of goodwill and depreciation on real property.


Continued High Provisions For Loan And Lease Losses


   Our provisions for loan and lease losses were $28.6 million and $95.9 million for the quarter ended March 31, 2002 and for the year ended December 31, 2001, respectively, as compared to $181.0 million for the year ended December 31, 2000. The provisions for loan and lease losses for the quarter ended March 31, 2002 and for the year ended December 31, 2001 were primarily a result of increased non-accrual loans and net charge-offs at CBC and LPIG. CBC had $9.4 million and $72.1 million of net charge-offs for the quarter ended March 31, 2002 and the year ended December 31, 2001, respectively. LPIG experienced net charge-offs of $11.9 million and $8.0 million and also recorded a provision for loan losses of $10.8 million and $5.7 million for the quarter ended March 31, 2002 and the year ended December 31, 2001, respectively. The charge-offs of LPIG and CBC occurred primarily as a result of high default rates on the nationally syndicated bank loans in which LPIG participates, the events of September 11th and the continued decline in U.S. economy. As a result of the high level of these charge-offs and non-performing assets, our provision for loan and lease losses is significantly higher than other banks of comparable size.



Nasdaq Delisting Of Our Common Stock



   We were informed by Nasdaq on February 14, 2002 that our common stock would be delisted from the Nasdaq National Market for failure to maintain a minimum bid price of $1.00 over the prior 30 consecutive trading days as required by NASD Rule 4450(a)(5) (the "Nasdaq Rule") unless we had met the requirements for continued listing under Nasdaq Rule within ninety (90) days of the date of notification, or by May 15, 2002. Also, we were in violation of the continued listing standard that requires our company to have stockholders' equity of $10 million. We have been unable to meet those requirements within the time permitted by Nasdaq. On May 24, 2002, we were delisted from The Nasdaq National Market. Delisting from the Nasdaq National Market could cause our common stock to become significantly less liquid, with a possible negative impact on its value and our ability to raise additional funds to assist the Bank in complying with the increased capital levels and capital level ratios required by the Regulatory Orders and complying with the Capital Plan. Our common stock is now trading on the "Over-the-Counter Bulletin Board".




Changes In Management


   On August 1, 2001, H. Wayne Snavely resigned as both the Bank's and our Chairman, President, and Chief Executive Officer and Michael R. McGuire was appointed our President and Chief Executive Officer and interim President and Chief Executive Officer of the Bank. Mr. McGuire subsequently resigned his positions with the Bank and our company and on January 2, 2002, Richard S. Cupp was appointed Chairman of the Board of

Directors, President and Chief Executive Officer of the Bank and on January 7, 2002 was appointed Vice-Chairman of our Board of Directors and our Chief Executive Officer. On May 9, 2002, Mr. Cupp resigned as a director and officer of our company and the Bank. On January 7, 2002, Brad S. Plantiko was appointed as our President, Chief Financial Officer and Chief Operating Officer. Mr. Plantiko had previously served as our Executive Vice-President and Chief Financial Officer since July 1998 and as Chief Operating Officer of the Bank following regulatory approval of that appointment on September 5, 2001. Rudolf
P. Guenzel was recently appointed as our new Chief Executive Officer and a director and as the Bank's new Chairman, President and Chief Executive Officer. Michael S. Riley, who was initially elected to our board of directors at our 2001 annual shareholders' meeting, was appointed as chairman of our board of directors on August 1, 2001. Mr. Riley also is one of the principal equity owners of IHG, which is one of the selling security holders." James P. Staes resigned from our board of directors in 2001 and, on May 1, 2002, Lee Sanders was appointed as a new director of our company.


   Mr. Snavely's contractual rights under his termination protection agreement were resolved by our agreement to (1) issue to Mr. Snavely 1.3 million shares of our common stock, (2) extend the exercise period of Mr. Snavely's existing stock options for up to four years and (3) provide Mr. Snavely with continuous employee health and welfare benefits for a period of four years. We also have engaged Mr. Snavely as a consultant for compensation of $500,000 per year for a period of four years.

                      RATIO OF EARNINGS TO FIXED CHARGES


   The following table sets forth the ratio of our earnings to fixed charges before and after interest expense on deposits for each of the years in the five year period ended December 31, 2001 and for the three months ended March 31, 2002:



                                                     Three
                                                     Months                   Year Ended
                                                     Ended    ------------------------------------------
                                                    Mar. 31,  Dec. 31, Dec. 31, Dec. 31, Dec 31, Dec 31,
                                                      2002      2001     2000     1999    1998    1997
                                                    --------  -------- -------- -------- ------- -------
Ratio of Earnings to Fixed Charges (before interest
  expense on deposits)*............................  (5.64)x   (3.45)x (3.63)x   0.80x   (2.18)x  4.64x
Ratio of Earnings to Fixed Charges (after interest
  expense on deposits)*............................   (0.85)x  (0.03)x (0.12)x   0.94x     0.04x  2.48x

--------

* For the three months ended March 31, 2002 and each of the years ended December 31, 2001, 2000, 1999 and 1998, we had for purposes of calculating the ratio of earnings to fixed charges deficits of $31,333,000, $117,615,000, $158,640,000, $7,497,000 and $120,627,000, respectively.


   For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, minority interest and extraordinary item and fixed charges (interest expense (both before and after interest expense on deposits), amortization of debt costs and an estimate of interest portion of occupancy expense).

                                USE OF PROCEEDS


   We will not receive any proceeds from the sale of the notes or the common stock by the selling security holders under this prospectus.

                           SELLING SECURITY HOLDERS


   We originally issued the notes and the common stock to the selling security holders in transactions exempt from the registration requirements of the Securities Act. The selling security holders consist of IHG and the Adams Trust. IHG received the notes as part of the Debt Exchange and, as of the date of this prospectus, beneficially owned $64,500,000 aggregate principal amount of the notes. The Adams Trust received $2.0 million in aggregate principal amount of the notes and 32,000 shares of our common stock pursuant to the Restructuring Agreement. See "Recent Developments--The Prior Recapitalization Transactions and Recent Debt Restructuring and Standstill Transactions" for a more detailed description of these issuances.



   At our annual shareholders' meeting on June 26, 2001, Michael S. Riley was elected to our board of directors and he also serves as the chairman of our board of directors. Mr. Riley is one of the principal equity owners of IHG, which is one of the selling security holders listed below. None of the other selling security holders has had a material relationship with us or any of our affiliates within the past three years.



   The following table sets forth, as of the date of this prospectus, the beneficial ownership of notes and common stock of each of the selling security holders, the aggregate principal amount of notes and number of shares of common stock being offered by each of the selling security holders and the aggregate principal amounts of notes and shares of common stock that would be owned by each selling security holder after sale of all of the notes and common stock covered by this prospectus.



                                                                                         Principal
                                                                                         Amount/No.
                                                   Principal Amount of                   of Shares
                                                   Notes/No. of Shares Principal Amount Beneficially
                                                   Beneficially Owned  of Notes/No. of  Owned after
         Name of Selling Security Holder            Prior to Offering   Shares Offered  the Offering
         -------------------------------           ------------------- ---------------- ------------
Imperial Holdings Group, LLC......................  $64,500,000.00/-   $64,500,000.00/-     $-/-
The Stephen Adams Living Trust....................     2,000,000.00/      2,000,000.00/     $-/-
                                                       32,000 shares      32,000 shares
   Total..........................................  $ 66,500,000.00/   $ 66,500,000.00/     $-/-
                                                      32,0000 shares      32,000 shares

                           DESCRIPTION OF THE NOTES


   The following description sets forth certain general terms and provisions of the notes. The notes are issued pursuant to the Indenture, dated July 3, 2001, between us and The Chase Manhattan Bank and Trust Company, National Association, as Trustee (the "Indenture"), a copy of which has been filed by us with the Commission. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections, articles or defined terms of the Indenture are referred to herein, such sections, articles or defined terms shall be as specified in the Indenture. You can find definitions of certain terms used in the following summary under the caption "Certain Definitions." Copies of the forms of the Indenture and related documents are available from us upon request.


General


   The notes are limited in aggregate principal amount to $164,354,350 million and will mature on June 30, 2005. Interest on the notes accrues at the rate of 12% per annum and is payable in cash semi-annually in arrears on each July 30 and January 30, commencing on January 30, 2002, to Holders of record on the immediately preceding July 15 and January 15. Interest on the notes generally will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Holders of notes on January 1, 2002 were entitled to receive, on January 30, 2002, the amount of interest accrued on the notes during the period from, and including, July 3, 2001 to, and excluding, January 30, 2002. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, interest and premium, if any, on the notes is payable at our office or agency maintained for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders of notes; provided that all payments with respect to global notes are required to be made by wire transfer of immediately available funds to the accounts specified by the Holders of such global notes. Until otherwise designated by us, our office or agency in New York is the office of the Trustee maintained for such purpose. The notes are issuable in minimum denominations of $1,000 and integral multiples thereof.



   Except as set forth below, the notes represent senior secured obligations and rank equally in right of payment with all of our existing and future unsubordinated debt, including the Old Notes that remain outstanding after the Debt Exchange, and senior in right of payment to all of our existing and future subordinated debt. The notes, and the Lien on our assets securing the notes, are subordinated to all amounts owing on the Senior Secured Debt for the period that the Senior Secured Debt remains outstanding. The notes are effectively senior to the Old Notes that remain outstanding after the Debt Exchange, to the extent of the notes' second priority Lien (described below) on certain of our assets securing the notes.


Security


   The notes are secured by a second priority Lien on all of the outstanding common stock, preferred stock and subordinated debentures of the Bank, held by us while the notes are outstanding. To improve the regulatory capital of the Bank, we have exchanged all of the preferred stock and subordinated debentures of the Bank previously held by us into common stock of the Bank. For the period that the Senior Secured Debt remains outstanding, the Senior Secured Debt will have a first priority lien on these assets. The Secured Convertible Subordinated Debt will have a Lien on these assets that is subordinate to the Lien securing the notes. The Old Notes will not be secured and thus will be effectively subordinated to the notes. On March 29, 2001, we entered a Security Agreement with the Collateral Agent pursuant to which we granted the foregoing security interests for the benefit of the Adams Trust, the Trustee as trustee for the holders of notes and the subordinated debt trustee as trustee for the holders of the Secured Convertible Subordinated Debt, in priorities and subject to the terms and conditions set forth in the Security Agreement.


   Upon instruction from the Required Noteholders, which term means solely a majority in principal amount of the Senior Secured Debt until such time as the Senior Secured Debt is no longer outstanding, the Collateral Agent will have the right to foreclose upon the Collateral in accordance with the terms of the Security Agreement. In accordance with the terms of the Security Agreement, requires that the proceeds realized by the Collateral Agent from the Collateral be applied:


    . first, to amounts owing to the Collateral Agent in its capacity as Collateral Agent;

    .  second, to the payment of interest on the Senior Secured Debt;


    . third, to the repayment of the principal outstanding under the Senior Secured Debt;


    . fourth, to all other amounts due on the Senior Secured Debt, including fees and expenses;

    . fifth, to all out-of-pocket expenses owed to the Trustee and to the trustee for the Secured Convertible Subordinated Debt under the Indenture for the Secured Convertible Subordinated Debt, as the case may be;

    .  sixth, to the payment of interest on the notes;


    .  seventh, to the repayment of the principal outstanding under the notes;


    . eighth, to all other amounts due on the notes, including fees and expenses;

    . ninth, to the payment of interest on the Secured Convertible Subordinated Debt;


    . tenth, to the repayment of the principal outstanding under the Secured Convertible Subordinated Debt;


    . eleventh, to all other amounts due on the Secured Convertible Subordinated Debt, including fees and expenses; and

    .  twelfth, the balance, if any, to us or other persons entitled thereto.


   As stated above, the Collateral currently consists solely of common stock of the Bank. The Bank is a California-chartered industrial bank whose customer deposits are insured by the FDIC. As the Bank is a regulated entity subject to oversight and supervision by the DFI and the FDIC, any Holder of notes who attempts to foreclose on the stock of the Bank may face certain federal and state legal requirements that would impose restrictions with respect to ownership of the Bank's stock. These restrictions include limits on, or prohibitions against, the acquisition through foreclosure, holding, or sale of the Bank's stock; the requirement that regulatory approval be obtained prior to acquiring, holding, or disposing of the stock; and restrictions on a shareholder's ability to exercise its voting or control rights with respect to the Bank's stock or to participate in the management and operations of the Bank. In addition, no appraisals of the Collateral have been prepared by us or on our behalf in connection with the issuance and sale of the notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all obligations owed to the holders of the Senior Secured Debt, which are secured by the above-described Lien having priority over the Lien granted to the Collateral Agent for the benefit of the Holders of the notes, would be sufficient to satisfy payments due on the notes. By its nature, the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or at all. Further, if the Intended Offerings is successful our ownership interest in the Bank will be substantially diluted. See "Risk Factors--Risks Relating To The Intended Offerings, the Capital Plan and Our Prior Recapitalization Transactions--If the Intended Offerings Are Successful Our Ownership Interest In the Bank Would Likely Be Substantially Diluted And We Could Lose Control of the Bank if Our Senior Secured Debt Is Not Paid At Maturity."


   In addition, the ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. The right of the Collateral Agent to repossess and dispose of, or otherwise exercise remedies in respect of, the Collateral upon the occurrence of an Event of Default and notice to the Required Noteholders would be likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the Collateral Agent having repossessed and disposed of, or the Collateral Agent otherwise having exercised remedies in respect of, the Collateral. Under the Bankruptcy Law, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval.

Optional Redemption

   We may redeem the notes in whole or in part, in integral multiples of $1,000 only, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve-month period beginning on the Exchange Date or the anniversary of the Exchange Date, as the case may be, in the years indicated below:


                         Year                       Percentage
                         ----                       ----------
                         2002......................    103
                         2003 and thereafter.......    100


Selection and Notice


   Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at such Holder's registered address. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount thereof to be redeemed. A replacement note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, unless we default in payment of the redemption price, interest will cease to accrue on notes or portions of notes called for redemption.


Mandatory Redemption

   We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Certain Covenants

  Change of Control

   The Indenture provides that upon the occurrence of a Change of Control, each Holder of notes will have the right to require us to repurchase all or any part (in increments of $1,000 or an integral multiple thereof) of such Holder's notes pursuant to the offer procedure described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment").


   Within 10 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the Indenture and described in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.


   The Change of Control Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Change of Control Offer Period"). No later than five Business Days after the termination of the Change of Control Offer Period (the "Change of Control Purchase Date"), we will purchase all notes tendered in response to the Change of Control Offer. Payment for any notes so purchased will be made in the same manner as interest payments are made.


   If the Change of Control Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on the record date, and no additional interest will be payable to Holders who tender notes pursuant to the Change of Control Offer.

   On the Change of Control Purchase Date, we will, to the extent lawful, (a) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (b) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (c) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officer's Certificate stating the aggregate principal amount of notes or portions thereof being purchased by us. The Paying Agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

  Asset Sales


   The Indenture provides that we may not consummate an Asset Sale in excess of $1.0 million unless (i) we receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued, sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by us is in the form of cash or Cash Equivalents; provided that the amount of (x) any of our liabilities (as shown on our most recent balance sheet, but excluding contingent liabilities and trade payables), that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases us from further liability and
(y) any securities, notes or other obligations received by us from such transferee that are promptly, but in no event more than 30 days after receipt, converted by us into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.


   Within 360 days after the receipt of any Net Proceeds from an Asset Sale in an amount less than $5,000,000, we may apply such Net Proceeds, (a) to permanently reduce our Senior Indebtedness (other than the notes), or (b) to an Investment (excluding Guarantees of Indebtedness or other obligations), the making of a capital expenditure or the acquisition of other tangible assets, in each case in or with respect to a Related Business. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, unless we use such Excess Proceeds within 90 days to increase the Bank's capital, we will be required to make an offer to all Holders of notes (an "Asset Sale Offer") to purchase the maximum principal amount of notes that may be purchased with one-half of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than one-half of the Excess Proceeds, we may use any remaining Excess Proceeds (together with one-half of the Excess Proceeds) for general corporate purposes. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be deemed to be reset at zero.

   An Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), we will purchase the principal amount of notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been tendered, all notes tendered in response to the Asset Sale Offer. Payment for any notes so purchased will be made in the same manner as interest payments are made.

   If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Asset Sale Offer.

   On or before the Asset Sale Purchase Date, we will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all notes tendered, and will deliver to the Trustee an Officer's Certificate stating that such notes or portions thereof were accepted for payment by us in accordance with the terms of the Indenture. We, DTC or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the notes tendered by the Holder and accepted by us for purchase. We will promptly issue a new note and the Trustee, upon written request from us will authenticate and mail or deliver the new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered. Any note not so accepted will be promptly mailed or delivered by us to the Holder thereof. We will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.


  Restricted Payments


   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of our or any of our Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us) or to the direct or indirect holders of our or any of our Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in our Equity Interests (other than Disqualified Stock) or dividends or distributions payable to us or any Subsidiary); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation in connection with any merger or consolidation involving us) any of our Equity Interests or any Equity Interests of our direct or indirect parent or other Affiliate (other than any such Equity Interests owned by us or any of our Subsidiaries); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to, the notes (other than notes, Existing Indebtedness and Secured Convertible Subordinated Debt), except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:


      (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;


      (b) at the time of and immediately after giving effect to such Restricted Payment, we would be able to incur at least $1.00 of additional Indebtedness pursuant to the test described in the first sentence of the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock" in this prospectus; and



      (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by us and our Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (x) and (y) of the next succeeding paragraph), is less than the sum of (i) our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less such deficit), plus (ii) the aggregate net cash proceeds received by us from the issue or sale since the date of the Indenture of Equity Interests (other than Disqualified Stock) or of debt securities that have been converted into such Equity Interests (other than Equity Interests or convertible debt securities sold to one of our Subsidiaries and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) any dividends received by us or a Wholly Owned Subsidiary, plus (v) $25.0 million.


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

   The foregoing provisions will not prohibit: (u) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the payment would have complied with the provisions of the Indenture; (v) the payment of any dividend on or the redemption, repurchase, retirement or other acquisition of Bank Trust Preferred Stock; (w) the redemption, repurchase, retirement or other acquisition of any of our Equity Interests in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to our Subsidiaries) of other Equity Interests (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (x) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to our Subsidiaries) of Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (y) the payment of any dividends on or the repurchase, redemption or other acquisition or retirement for value of any of our Equity Interests or of any of our Subsidiaries held by any member of our (or any of our Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement or other management agreement or plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any twelve-month period plus the aggregate cash proceeds received by us during such twelve-month period from any reissuance of Equity Interests by us to members of our management and that of our Subsidiaries; and (z) the repurchase, redemption or other retirement for value of any Equity Interests of any Subsidiary in a Strategic Investor Repurchase Transaction, in each case so long as no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

  Incurrence of Indebtedness and Issuance of Preferred Stock


   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, create, incur, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that we will not permit any of our Subsidiaries other than the Bank or any Subsidiary of the Bank to issue any shares of preferred stock; provided, however, that we or any Subsidiary may incur Indebtedness (including Acquired Debt) and any Subsidiary may issue preferred stock if, on the date of such incurrence and after giving effect thereto our Consolidated Leverage Ratio does not exceed 2.0 to 1.0, or
1.5 to 1.0 in the case of any Indebtedness in a principal amount in excess of $75.0 million (less any subordinated Indebtedness issued pursuant to the Recapitalization Agreement) which is subordinated to the notes.


   The foregoing provisions will not apply to:

      (i) Our and our Subsidiaries' Indebtedness existing on the date of the Indenture;

      (ii) the incurrence by us of Indebtedness represented by the notes, the Secured Convertible Subordinated Debt and up to $75.0 million of Indebtedness (less any subordinated Indebtedness issued pursuant to the Recapitalization Agreement) which is subordinated to the notes and which matures after the Stated Maturity of the notes;

      (iii) the incurrence of Permitted Warehouse Indebtedness by us or any of our Subsidiaries, and any Guarantee by us of such Indebtedness incurred by a Subsidiary, provided, however, that to the extent any such Indebtedness ceases to constitute Permitted Warehouse Indebtedness, such Indebtedness shall be deemed to be incurred at such time by us or such Subsidiary, as the case may be;

      (iv) the incurrence by us or any of our Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred or that was outstanding at the date of the Indenture;

      (v) the incurrence by us or a Subsidiary of Hedging Obligations directly related to (A) our or a Subsidiary's Indebtedness incurred in conformity with the provisions of the Indenture, (B) Receivables held by us or our Subsidiaries pending sale, (C) our Receivables or that of our Subsidiaries that have been sold, (D) Receivables that we or our Subsidiaries reasonably expect to purchase or commit to purchase, finance or accept as collateral, or (E) other assets owned or financed by us or our Subsidiaries in the ordinary course of business; provided, however, that, in the case of each of the foregoing clauses (A) through (E), such Hedging Obligations are eligible to receive hedge accounting treatment in accordance with GAAP as applied by us and our Subsidiaries on and after the date of the first issuance of notes under the Indenture;

      (vi) Indebtedness of the Subsidiaries to us to the extent that such Indebtedness constitutes a Permitted Investment by us of the type permitted under the definition of Permitted Investments;

      (vii) the incurrence by us or any of our Subsidiaries of intercompany Indebtedness owing us or any of our Subsidiaries; provided, however, that
   (i) any subsequent issuance or transfer of any Capital Stock which results in any such Indebtedness being held by a Person other than a Subsidiary and
   (ii) any sale or transfer of any such Indebtedness to a Person besides us or a Subsidiary shall be deemed, in each case, to constitute the incurrence of such Indebtedness by us or such Subsidiary, as the case may be;

      (viii) the incurrence by a Subsidiary of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of the Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by our Subsidiary;

      (ix) the maintenance by us or any of our Subsidiaries of Indebtedness incurred to finance Receivables or repurchase facilities in the ordinary course of business; and

      (x) the incurrence by us and our Subsidiaries of Indebtedness in an aggregate principal amount which, together with the principal amount of all our and our Subsidiaries' outstanding Indebtedness on the date of incurrence (other than Indebtedness otherwise permitted by this covenant), does not exceed $25.0 million.

  Liens

   The Indenture provides that the we will not, and will not permit any of our Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Lien for the benefit of any Indebtedness ranking pari passu with or junior to the notes, other than Permitted Liens, upon any of our or any Subsidiaries' property or assets or any shares of stock or debt of our Subsidiaries which own property or assets, now owned or hereafter acquired, unless (i) if such lien secures Indebtedness which is pari passu with the notes, then the notes are secured on an equal and ratable basis or (ii) if such lien secures Indebtedness which is junior to the notes, any such lien shall be junior to a lien granted to the holders of the notes.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, create or otherwise cause to become effective any encumbrance or restriction on the ability of any Subsidiary to
(i)(a) pay dividends or make any other distributions to us or any of our Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to us or any of our Subsidiaries, (ii) make loans or advances to us or any of our Subsidiaries or (iii) transfer any of its properties or assets to us or any of our Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Warehouse Facilities as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Warehouse Facilities as in effect on the date of the Indenture, (c) the Indenture and the notes, (d) applicable law, regulation or order of or agreement with a governmental authority, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in this clause (iii) on the property so acquired, or
(h) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Transactions with Affiliates

   The Indenture provides that we will not, and will not permit any of our Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to us or the relevant Subsidiary than those that would have been obtained in a comparable transaction by us or such Subsidiary with an unrelated Person and (ii) we deliver to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, in addition to such Officer's Certificate, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing which is not our Affiliate; provided, however, that such fairness opinion shall not be required with respect to a transaction that is made in the ordinary course of our or such Subsidiary's business, as the case may be, and is consistent with our or such Subsidiary's past business practice. Notwithstanding the foregoing, the following shall not be deemed Affiliate Transactions: (i) any employment agreement entered into by us or any of our Subsidiaries in the ordinary course of business and consistent with our or such Subsidiary's past practice,
(ii) any issuance of securities, or other payments, compensation, benefits, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors in the ordinary course of business and consistent with our or such Subsidiary's past practice, (iii) the grant of stock options or similar rights to our employees and directors pursuant to plans approved by the Board of Directors in the ordinary course of business and consistent with our or such Subsidiary's past practice, (iv) loans or advances to employees in the ordinary course of business in accordance with our or such Subsidiaries' past practices, but in any event not to exceed $500,000 in aggregate principal amount outstanding at any one time, (v) the payment of reasonable fees to our directors and those of our Subsidiaries who are not our or our Subsidiaries' employees, (vi) transactions between or among us and/or our Subsidiaries, and
(vii) Restricted Payments and Permitted Investments (other than Strategic Investor Repurchase Transactions) that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments."

  Business Activities

   The Indenture provides that we will not, and will not permit any Subsidiary to, engage in any line of business that is not a Related Business (except as a result of Investments in other businesses made or acquired in connection with the activities or conduct of the Related Businesses in the ordinary course of business by us and our Subsidiaries, including Investments obtained as a result of the foreclosure of Liens securing amounts lent by us or any of our Subsidiaries).

  Merger, Consolidation or Sale of Assets

   The Indenture provides that we may not consolidate or merge with or into (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, Person or entity unless:

      (1) We are the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

      (2) the entity or Person formed by or surviving any such consolidation or merger (if other than us) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our Obligations under the notes, the Indenture and the Security Documents pursuant to a supplemental Indenture in a form reasonably satisfactory to the Trustee;

      (3) immediately after such transaction no Default or Event of Default exists; and

      (4) we shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel each stating that such transaction and supplemental Indenture comply with the provisions of this paragraph.

  Reports

   The Indenture provides that, within 15 days after such information would be required to be filed (or is filed) with the Commission and whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, we will furnish to the Trustee:

      (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our auditors, and

      (2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.


   In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.


Events of Default and Remedies

   The Indenture provides that each of the following constitutes an Event of
Default:

      (1) default for 30 days in the payment when due of interest on the notes;

      (2) default in payment when due of the principal of or premium, if any, on the notes;

      (3) our failure for 60 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding notes to comply with any of our other covenants, agreements or warranties in the Indenture, the notes and the Security Documents;

      (4) default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us (or the payment of which is guaranteed by us) whether such Indebtedness or guarantee existed on the date of, or is created after the date of, the Indenture which results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $5.0 million or more;

      (5) failure by us or any of our Significant Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;


      (6) other than as permitted under the Security Documents or the terms of the Indenture, any of the Security Documents cease to be in full force and effect, or any of the Security Documents cease to give the Trustee the Security Interests, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or we shall deny or disaffirm any of our obligations under any Security Document or any Collateral becomes subject to any Lien other than Permitted Liens; and

      (7) certain events of bankruptcy or insolvency with respect to us or any of our Significant Subsidiaries.


   If any Event of Default, other than an Event of Default under clause (7) of the preceding paragraph with respect to us or any Significant Subsidiary, occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding notes, by notice to the Trustee and us, may declare all the notes to be due and payable immediately. In the case of an Event of Default arising from certain events of bankruptcy or insolvency described in clause (7) of the preceding paragraph, with respect to us or any Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. If an Event of Default exists solely by reason of an acceleration of Indebtedness under clause (4) of the preceding paragraph, and such acceleration is rescinded by the holders of such Indebtedness affected thereby in accordance with the terms of the Indenture, such Event of Default shall cease to exist. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, interest or Liquidated Damages, if any) if it determines that withholding notice is in their interest.


   The Indenture provides that, at any time after a declaration of acceleration with respect to the notes, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences if:

      (1) the rescission would not conflict with any judgment or decree, and

      (2) all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

   No such rescission shall affect any subsequent Default or impair any right consequent thereto.

   The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture and its consequences, except a default in the payment of the principal of or interest on any notes. Notwithstanding any other provision of the Indenture, the right of any Holder of a note to receive payment of principal, premium and interest on the notes, on or after the respective due dates expressed in the notes (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder except to the extent that the institution or prosecution of such suit or the entry of judgment therein would, under applicable law, result in the surrender, impairment or waiver of the Lien of the Indenture and the Security Documents upon the Collateral.

   We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and we are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

   None of our directors, officers, employees, incorporators or shareholders, as such, shall have any liability for any of our obligations under the notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

   We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

      (1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, and interest on such notes when such payments are due from the trust referred to below,

      (2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

      (3) the rights, powers, trusts, duties and immunities of the Trustee, and our obligations in connection therewith, and

      (4) the Legal Defeasance provisions of the Indenture.

   In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment or certain bankruptcy, receivership, rehabilitation and insolvency events) described above under the caption "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

      (1) We must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

      (2) either:

          (a) in the case of Legal Defeasance (other than when the notes are being defeased within one year prior to the stated maturity or the applicable maturity date), we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

             (i) We have received from, or there has been published by, the Internal Revenue Service a ruling, or

             (ii) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, or

          (b) in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

      (4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we are a party or by which we are bound;

      (5) We must deliver to the Trustee an Officer's Certificate stating that the deposit was not made by us with the intent of preferring the Holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

      (6) We must deliver to the Trustee an Officer's Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Transfer and Exchange

   A Holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.


   The registered Holder of a note is treated as the owner of that note for all purposes.


Form, Denomination, Transfer, Exchange and Book-Entry Procedures


   The notes are issued in fully registered form, without interest coupons. Except as described below, the notes have been deposited with, or on behalf of, DTC, and registered in the name of Cede & Co. as DTC's nominee. The notes are in the form of a global note (the "Global Note") and will stay in the custody of the Trustee pursuant to the FAST Balance Certificate between DTC and the Trustee.



Exchanges of Interests in Global Note for Certificated Notes



   A beneficial interest in a Global Note may not be exchanged for a note in certificated form unless:


      (1) DTC


          (a) gives notice to us that it is unwilling or unable to continue as depositary for the Global Note, or



          (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we thereupon fail to appoint a successor depositary;



      (2) We, at our option, give notice to the Trustee in writing that we elect to cause the issuance of the new notes in certificated form; or


      (3) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the new notes.

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


   In all cases, certificated new notes delivered in exchange for the Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Any certificated new note issued in exchange for an interest in the Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DWAC System and an appropriate adjustment will be made in the records of the security registrar to reflect a decrease in the principal amount of the Global Note.


Depository Procedures

   DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its Participants and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with an Indirect Participant. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests and transfer of ownership interests of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.


   DTC has also advised us that, pursuant to procedures established by it,
(1) upon deposit of the Global Note, DTC will credit the respective accounts of Participants in the principal amount at maturity of the new notes of the individual beneficial interests represented by such Global Note and
(2) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).



   Investors in the Global Note may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream Banking S.A. ("Clearstream") which are participants in such system. All interests in the Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical Certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see "--Exchanges of Interests in the Global Note for Certificated Notes."



   Except as described below, owners of interests in the Global Note will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.



   Payments in respect of the principal of and premium and interest on the Global Note registered in the name of DTC or its nominee are payable by the Trustee to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the new notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we, the Trustee nor our or the Trustee's agent has or will have any responsibility or liability for (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect

Participant's records relating to the beneficial ownership interests in the Global Note or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the new notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.



   Except for trades involving only Euroclear and Clearstream participants, interests in the Global Note are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants.


   Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.


   Subject to compliance with the transfer restrictions applicable to the new notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; such cross-market transactions, however, will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global
Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.



   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in the Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.



   DTC will take any action permitted to be taken by a Holder of new notes only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC reserves the right to exchange the Global Note for legended new notes in certificated form, and to distribute such new notes to its Participants.


   The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

   Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.


Amendment, Supplement and Waiver


   Except as provided in the following two paragraphs, the Indenture, the notes and the Security Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture, the notes, or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).


   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

      (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver of the Indenture, the notes or the Security Documents,

      (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than pursuant to the provisions of the Indenture described above under the captions "--Change of Control" and "--Asset Sales"),

      (3) reduce the rate of or change the time for payment of interest on any note,

      (4) waive a Default or Event of Default, in each case in the payment of principal of or premium or interest on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration),

      (5) make any note payable in money other than that stated in the notes,

      (6) make any change in the provisions of the Indenture relating to waivers of past Defaults (other than to add sections of the Indenture or the notes which are subject thereto) or the rights of Holders of notes to receive payments of principal of or premium or interest on the notes,

      (7) waive a redemption payment with respect to any note (other than a payment required by the provisions of the Indenture described above under the caption "--Change of Control" and "--Asset Sales"), or

      (8) make any change in the foregoing amendment and waiver provisions.

   Notwithstanding the foregoing, without the consent of any Holder of notes, we and the Trustee may amend or supplement the Indenture, the notes and the Security Documents to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of our obligations to Holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the Indenture and the Security Documents of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act to mortgage, pledge or grant a Security Interest in favor of the Trustee as additional security for the payment and performance of Obligations under the Indenture and the notes, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Security Interest is required to be granted pursuant to the provisions of the Security Documents or otherwise.

Concerning the Trustee


   The Indenture contains certain limitations on the rights of the Trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; but, if it acquires any conflicting interest it must eliminate such conflict within 90 days, and apply to the Commission for permission to continue or resign.


   The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

   Anyone who receives this prospectus may obtain a copy of the Indenture and the Security Documents without charge by writing to Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 210, Torrance, California 90505; Attention: Secretary.

Certain Definitions


   Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full statement of all such terms, as well as any other capitalized terms used herein for which no definition is provided.


   "Acquired Debt" means, with respect to any specified Person (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.


   "Asset Sale" means (a) any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by us, including any disposition by means of a merger, consolidation or similar transaction (other than as permitted under the provisions described herein under the caption "--Certain Covenants--Merger, or Consolidation or Sale of Assets") (each referred to for the purposes of this definition as a "disposition"), of
(i) any shares of Capital Stock of the Bank (other than Bank Trust Preferred Stock or directors' qualifying shares or shares required by applicable law to be held by a Person other than us or the Bank, as the case may be), (ii) all or substantially all the assets of any of our divisions or lines of business,
(iii) any of our other assets outside of our ordinary course of business; or
(b) any issuance of Capital Stock (other than Bank Trust Preferred Stock or non-convertible preferred stock that is not Disqualified Stock) by the Bank, except any such issuance to us. Notwithstanding the foregoing, an "Asset Sale" does not include (a) a disposition by us or a Wholly Owned Subsidiary, (b) a disposition that constitutes a Restricted Payment permitted by the covenant described herein under the caption ''--Certain Covenants--Restricted Payments"), and (c) any trade or exchange by us of any assets for similar assets of a Related Business owned or held by another Person; provided that (1) the fair market value of the assets traded or exchanged by us (including any cash or Cash Equivalents to be delivered by us) is reasonably equivalent to the fair market value of the asset or assets (together with any cash or Cash Equivalents) to be received by us and (2) such exchange is approved by a majority of our directors. who are not our employees or employees of our Subsidiaries.


   "Bank Trust Preferred Stock" means equity interests issued by a special purpose entity which is a wholly-owned subsidiary of the Bank and which exists for the purpose only of issuing equity interests, investing the gross proceeds of such equity issuances in debt securities of the Bank and engaging in other activities necessary or incidental thereto.

   "Bankruptcy Law" means Title 11 of the U.S. Code or any similar federal or state law for the relief of debtors.

   "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

   "Business Day" means any day other than a Legal Holiday.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet of the lessee thereof in accordance with GAAP.

   "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

   "Cash Equivalents" means: (i) United States dollars; (ii) Government Securities (except that for purposes of this definition, Government Securities must have a remaining Weighted Average Life to Maturity of not more than one year from the date of investment therein); (iii) commercial paper or other short-term corporate obligation that has received a rating of at least A-1 or AA from Standard & Poor's Corporation ("S&P"), P-1 or Aa2 from Moody's Investor Services, Inc. ("Moody's"), F-1 or AA from Fitch, Inc. ("Fitch"); (iv) time deposits, certificates of deposit, bank acceptances or bank notes issued by any bank having capital surplus and undivided profits aggregating at least $500 million (or the foreign currency equivalent thereof) and at least a high A rating (or the equivalent) from any two of the following: S&P, Moody's, Thomson Bankwatch, Inc. or IBCA, Inc.; (v) money market preferred stocks which, at the date of acquisition and at all times thereafter, are accorded ratings of at least mid AA by any two of the following: S&P, Moody's or Fitch; (vi) tax-exempt obligations that are accorded ratings at the time of investment therein of at least mid AA (or equivalent short-term ratings) by any two of the following; S&P, Moody's or Fitch; (vii) master repurchase agreements with foreign or domestic banks having capital and surplus of not less than $500 million (or the foreign currency equivalent thereof) or primary dealers so long as (a) such bank or dealer has a rating of at least mid AA from any two of the following: S&P, Moody's or Fitch; (b) such agreements are collateralized with obligations of the United States government or its agencies at a ratio of 102%, or with other collateral rated at least mid AA from any two of the following:
S&P, Moody's or Fitch, at a rate of 103% and, in either case marked to market weekly and (c) such securities shall be held by a third-party agent; (viii) guaranteed investment contracts and/or agreements of a bank, insurance company or other institution whose unsecured, uninsured and unguaranteed obligations (or claims-paying ability) are, at the time of investment therein, rated AAA by any two of the following: S&P, Moody's, Fitch or Duff; (ix) money market funds, the portfolio of which is limited to investments described in clauses (i) through (viii); (x) with respect to Non-Domestic Persons, instruments that are comparable to those described in clauses (i), (ii),

(iv) and (vii) in the country in which such Non-Domestic Person is organized or has its principal business operations; and (xii) up to $1.0 million in the aggregate of other financial assets held by Subsidiaries. In no event shall any of the Cash Equivalents described in clauses (iii) through (viii), (x) and (xi) above have a final maturity more than one year from the date of investment therein.

   "Change of Control" means the occurrence of one or more of the following events: (i) a person or entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) of persons or entities shall have become the beneficial owner of a majority of our securities ordinarily having the right to vote in the election of directors; (ii) during any consecutive two-year period, individuals who at the beginning of such period constituted our Board of Directors (together with any directors who are members of such Board of Directors on the date hereof and any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our Board of Directors then in office; (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, our and our Subsidiaries' assets, taken as a whole, to any person or entity or group (as so defined) of persons, or entities (other than to any of our Wholly Owned Subsidiaries); (iv) our merger or consolidation with or into another corporation or the merger of another corporation into us with the effect that immediately after such transaction any person or entity or group (as so defined) of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors; or (v) the adoption of a plan relating to our liquidation or dissolution.

   "Collateral" means, collectively, all of the property and assets that are from time to time subject to the Lien of the Security Documents.

   "Collateral Agent" means Wilmington Trust Company, as collateral agent under the Security Agreement.


   "Consolidated Leverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of all our consolidated Indebtedness and that of our Subsidiaries, excluding Warehouse Indebtedness, Guarantees thereof and other Indebtedness permitted to be incurred pursuant to clauses (c) and (i) of the covenant described herein under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" to (ii) our Consolidated Net Worth.


   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof and (ii) the cumulative effect of a change in accounting principles shall be excluded.

   "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common shareholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person and (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments and Investments existing as of such date), all of the foregoing determined in accordance with GAAP.

   "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

   "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.


   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.


   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock of any Person (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).


   "Equity Offering" means any private offering, or any underwritten primary public offering pursuant to an effective registration statement under the Securities Act, in each case, of our Equity Interests (other than Disqualified Stock).


   "Existing Indebtedness" means our and our Subsidiaries' Indebtedness (other than Indebtedness under the Warehouse Facilities and Indebtedness to finance Receivables or repurchase facilities in the ordinary course of business) in existence on the date of the Indenture, until such amounts are repaid.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Hedging Obligations" means, with respect to any Person, the net obligations of such Person under (1) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or in currency exchange or interest rates or credit or other business risks, in any case in the ordinary course of business and not for speculative or investment purposes.

   "Holder" means a holder of any of the notes.

   "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (ii) all Capital Lease Obligations of such Person, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and expense accruals arising in the ordinary course of business), (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other

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than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit), (v) all obligations of the type referred to in clauses (i) through
(iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee, (vi) all obligations of the type referred to in clauses (i) through
(iv) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured and (vii) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term "Indebtedness" does not include deposit liabilities of any Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency or Indebtedness of any Subsidiary to the Federal Home Loan Bank of San Francisco or any successor thereto incurred in the ordinary course of business and secured by qualifying mortgage loans or mortgage-backed securities or other collateral permitted by credit policies of Federal Home Loan Bank of San Francisco.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by us for consideration consisting of our Equity Interests shall not be deemed to be an Investment.

   "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed.

   "Lien" means, with respect to any Person, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind on the assets of such Person, including any conditional sale or other title retention agreement or lease in the nature thereof.

   "Master Recapitalization Agreement" means the Master Recapitalization Agreement dated as of March 29, 2001, as amended, by and among us and each of the investors referenced therein.

   "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain, together with any related provision for taxes on such gain, realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) and (ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

   "Net Proceeds" means the aggregate cash proceeds received by us or any of our Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

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   "Non-Domestic Person" means a Person not organized under the laws of the
United States, any State or territory thereof or the District of Columbia.


   "Non-Recourse Debt" means Indebtedness: (i) as to which neither we nor any of our Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or
(b) is directly or indirectly liable (as a guarantor or otherwise); (ii) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any of our or our Subsidiaries' other Indebtedness (other than the notes being offered hereby) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to our stock or assets or that of any of our Subsidiaries.


   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.


   "Officer's Certificate" means a Certificate signed on our behalf by any two of our officers, one of whom must be our principal executive officer, principal financial officer or principal accounting officer.


   "Paying Agent" means an office or agency within the City and State of New York maintained by us where Notes may be presented for payment.


   "Permitted Investment" means an Investment by us or any Subsidiary (i) in a Subsidiary or in the Bank or a Person that will, upon the making of such Investment, become a Subsidiary; provided, however, that the primary business of such Subsidiary is a Related Business, (ii) in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, us or a Subsidiary; provided, however, that such Person's primary business is a Related Business, (iii) comprised of Cash Equivalents, (iv) comprised of Receivables owing to us or any Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary banking or trade terms, (v) comprised of payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business, (vi) comprised of stock, mortgages, deeds of trust, obligations or securities received in settlement of debts created in the ordinary course of business and owing to us or any Subsidiary or in satisfaction of judgments,
(vii) in any Person to the extent such Investment represents the non cash portion of the consideration received for an Asset Sale as permitted pursuant to the covenant described herein under the caption "--Certain Covenants--Asset Sales," or (viii) comprised of our or any of our Wholly Owned Subsidiaries' Receivables.


   "Permitted Liens" means, with respect to any Person: (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to

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the ownership of its properties which were not incurred in connection with
Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person (but excluding Capital Stock of another Person); provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is incurred, and the Indebtedness secured by the Lien may not be incurred more than 180 days after the latest of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; (g) Liens on Receivables owned by us or a Subsidiary, as the case may be, to secure Indebtedness permitted under the provisions described in clause (ii) under "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock"; (h) Liens existing on the date of the Indenture; (i) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries; (j) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including, any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of such acquisition; provided further, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries; (k) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Subsidiary of such Person; (l) Liens securing Hedging Obligations; (m) Liens on cash or other assets securing our or our Subsidiaries' Warehouse Indebtedness;
(n) Liens to secure any Permitted Refinancing Indebtedness as a whole, or in part, with any Indebtedness permitted under the Indenture to be incurred and secured by any Lien referred to in the foregoing clauses; provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and
(y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding, principal amount or, if greater, committed amount of the Indebtedness, at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing, refunding, extension, renewal or replacement; (o) Liens securing deposit liabilities of any Subsidiary, the deposits of which are insured by the Federal Deposit Insurance Corporation or any successor agency or Indebtedness of any Subsidiary to the Federal Home Loan Bank of San Francisco or any successor thereto incurred in the ordinary course of business and secured by qualifying mortgage loans or mortgage-backed securities; (p) Liens securing the Secured Convertible Subordinated Debt; (q) Liens on assets of Subsidiaries that secure Non-Recourse Debt of Subsidiaries; and (r) Liens incurred to secure Indebtedness of up to $25.0 million aggregate principal amount which is permitted by the covenant described herein under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock" in this prospectus.



   "Permitted Refinancing Indebtedness" means any of our or our Subsidiaries' Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund any of our other Indebtedness or that of any of our Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) such Indebtedness is incurred either by us or by the Subsidiary who is the obligor on


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the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (v) such Indebtedness may not include a Guarantee of Indebtedness of a Person that is not our Subsidiary.

   "Permitted Warehouse Indebtedness" means Warehouse Indebtedness in connection with a Warehouse Facility; provided, however, that (i) the assets as to which such Warehouse Indebtedness relates are or, prior to any funding under the related Warehouse Facility with respect to such assets, were eligible to be recorded as held for sale or investment on our consolidated balance sheet in accordance with GAAP, (ii) such Warehouse Indebtedness will be deemed to be Permitted Warehouse Indebtedness (a) in the case of a Purchase Facility, only to the extent the holder of such Warehouse Indebtedness has no contractual recourse to us and our Subsidiaries to satisfy claims in respect of such Permitted Warehouse Indebtedness in excess of the realizable value of the Receivables financed thereby, and (b) in the case of any other Warehouse Facility, only to the extent of the lesser of (A) the amount advanced by the lender with respect to the Receivables financed under such Warehouse Facility, and (B) the principal amount of such Receivables and (iii) any such Indebtedness has not been outstanding in excess of 364 days.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.


   "Purchase Facility" means any Warehouse Facility in the form of a purchase and sale facility pursuant to which we or our Subsidiary sells Receivables to a financial institution or investment bank.


   "Receivables" means consumer, mortgage and commercial loans, equipment or other lease receivables and other assets purchased or originated by us or any Subsidiary in the ordinary course of business; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

   "Related Business" means any consumer or commercial finance or banking business or any financial advisory or financial service business, or any investment or asset management business.

   "Required Noteholders" means the holders of at least 51% of the outstanding principal amount of all Senior Secured Debt, until such time as no Senior Secured Debt is outstanding, at which time Required Noteholders means the Trustee acting pursuant to the Indenture.

   "Restricted Investment" means an Investment other than a Permitted
Investment.


   "Secured Convertible Subordinated Debt" means our Obligations under or in respect of our 12% Secured Convertible Subordinated Notes due 2005.


   "Security Agreement" means the Amended and Restated Collateral Agency and Security Agreement dated as of June 28, 2001 among us and the Collateral Agent and, effective as of Exchange Date, the Trustee for the benefit of the Holders of the notes, together with the trustee under the indenture for the Secured Convertible Subordinated Debt for the benefit of the holders of the Secured Convertible Subordinated Debt proposed to be issued by us as part of the Recapitalization Transactions.


   "Security Documents" means, collectively, the Security Agreement (as amended by Amendment No. 1 thereto) and all other security agreements, mortgages, deeds of trust, pledges, collateral assignments or other instruments evidencing or creating any Security Interests in favor of the Trustee in all or any portion of the Collateral, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time, in accordance with the terms thereof.


   "Security Interests" means the Liens on the Collateral created by the Security Documents in favor of the Trustee for its benefit and the benefit of the Holders of the notes.

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   "Senior Indebtedness" means all our Indebtedness or that of our Subsidiaries that is not, by its terms, subordinated in right of payment to the notes.


   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.


   "Stated Maturity" means, with respect to any installment of principal or interest on any series of Indebtedness, the date on which such payment of principal or interest was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such principal or interest prior to the date originally scheduled for the payment thereof.

   "Strategic Investor Repurchase Transaction" means the repurchase, redemption or other retirement for value of any Equity Interests of any Subsidiary (a) from a strategic partner or investor owning such Equity Interests that, except for such Investment, would not be our Affiliate or an Affiliate of our Subsidiaries and (b) in a transaction whose terms comply with the provisions set forth in "--Transactions with Affiliates."

   "Subsidiary" means, with respect to any Person, (1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

   "Warehouse Facility" means any funding arrangement, including a Purchase Facility, with a financial institution or other lender or purchaser, to the extent (and only to the extent) funding thereunder is used exclusively to finance or refinance the purchase or origination of Receivables by us or our Subsidiary for the purpose of (i) pooling such Receivables prior to securitization, (ii) sale or (iii) investment in each case in the ordinary course of business.

   "Warehouse Indebtedness" means the greater of (x) the consideration received by us or our Subsidiaries under a Warehouse Facility and (y) in the case of a Purchase Facility, the book value of the Receivables financed under such Warehouse Facility until such time as such Receivables are (i) securitized,
(ii) repurchased by us or our Subsidiaries or (iii) sold by the counterparty under the Warehouse Facility to a Person who is not our Affiliate.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Governing Law

   The Indenture and the notes are governed by and are to be construed in accordance with the laws of the State of New York.


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Information Concerning the Trustee

   We maintain banking relationships in the ordinary course of business with the Trustee. The Trustee's principal corporate trust office is located at 101 California Street, Suite 2575, San Francisco, California 94111.


                        DESCRIPTION OF THE COMMON STOCK



   The following summary description of our common stock is qualified by reference to our Articles of Incorporation, as amended, and our bylaws. Our authorized capital stock consists of 80,000,000 shares of common stock, no par value, and 8,000,000 shares of preferred stock, no par value. At March 25, 2002, 42,141,098 shares of our common stock were outstanding and no shares of our preferred stock were outstanding.



   Each holder of our common stock is entitled to one vote for each share, except as to the cumulation of votes in the election of directors. All of the issued and outstanding shares of our common stock are fully paid and nonassessable. There are no preemptive or other rights to subscribe for any shares of our common stock and our common stock is not convertible into any other security. The holders of shares of our common stock will be entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of our common stock would be entitled to share ratably in our assets remaining after payment of our liabilities and the satisfaction of any liquidation preference granted to holders of shares of any series of our preferred stock then outstanding.



   On October 12, 1998, we distributed preferred share purchase rights as a dividend to our shareholders of record at the rate of one right for each outstanding share of our common stock. The rights are attached to our common stock and will only be exercisable and trade separately if a person or group acquires or announces the intent to acquire 15% or more of our common stock (25% or more for any person or group that held 15% or more of our common stock on October 12, 1998). Each right entitles shareholders to buy one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $40. If our company is acquired in a merger or other transaction after a person has acquired 15% or more of our outstanding common stock (25% or more for any person or group holding 15% or more of our common stock on October 12,
1998), each right will entitle the shareholder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value equal to twice such price, except that the acquiring person would not be entitled to exercise the rights. In addition, if a person or group acquires 15% or more of our company's common stock, each right will entitle the shareholder, other than the acquiring person, to purchase, at the right's then-current exercise price, a number of shares of our company's common stock having a market value equal to twice such price. Following the acquisition by a person of 15% or more of our common stock and before an acquisition of 50% or more of our common stock, our board of directors may exchange the rights (other than the rights owned by such person) at an exchange ratio of one share of common stock per right. Before a person or group acquires beneficial ownership of 15% (or 25% as applicable) or more of our common stock, the rights are redeemable for $.0001 per right at the option of our board of directors. The rights will expire on October 2, 2008 unless redeemed prior to that date. Our board is also authorized to reduce the ownership threshold referred to above to not less than 10%. See "Risk Factors--Business and Other Considerations--Our Preferred Share Purchase Rights Plan May Discourage Takeover Attempts."


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                             PLAN OF DISTRIBUTION


   The selling security holders may offer and sell the notes or the common stock referred to in this prospectus from time to time and will act independently of us in deciding the timing, manner and size of any sale. The notes and shares of common stock are being offered separately and not as units, unless otherwise stated in connection with a particular offer pursuant to this prospectus. We expect that sales generally will be made at then prevailing market prices, but prices in negotiated transactions may differ considerably. We cannot predict the extent, if any, to which selling security holders may sell the notes or the common stock.



   Selling security holders may sell the notes or the common stock in the over-the-counter market or otherwise, at prices that (1) represent or relate to then prevailing market prices or (2) are negotiated, including by means of purchase by a broker-or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, ordinary brokerage transactions, transactions in which a broker solicits purchasers, and block trades in which a broker-or dealer so engaged will attempt to sell the notes or the common stock as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitations of offers made hereby without notice. The selling security holders may reject any offer in whole or in part.



   Underwriters, brokers, dealers or agents (collectively, "underwriters") may participate in sales of the notes or the common stock as principals or agents and, in that capacity, may be deemed underwriters for purposes of the Securities Act. Their sale proceeds (together with any profits received by the selling security holders) may be deemed underwriting discounts and commissions under the Securities Act.



   To comply with the securities laws of certain jurisdictions, if applicable, the notes and the common stock will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the notes or the common stock may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or unless an exemption from the otherwise applicable registration or qualification requirements is available and is complied with.


   We may suspend the use of this prospectus in certain circumstances because of pending corporate developments or a need to file a post-effective amendment. In any such event, we will use reasonable efforts to ensure that the availability of an appropriate prospectus is resumed as soon as practicable.


   We have agreed to pay substantially all reasonable expenses incident to the registration of the notes and the common stock, including underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, and fees and disbursements of our counsel and fees and disbursements of one counsel for the selling security holders. We have also agreed to indemnify the selling security holders against certain liabilities in connection with certain statements made or omitted herein, or to make contribution with respect thereto.


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                                 LEGAL MATTERS


   The validity of the notes and the common stock offered hereby has been passed upon for us by Mayer, Brown, Rowe & Maw, Los Angeles, California.


                                    EXPERTS


   The consolidated financial statements of Imperial Credit Industries, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement to which this prospectus relates in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that Imperial Credit Industries, Inc.'s consolidated financial statements have been prepared assuming that Imperial Credit Industries, Inc. ("ICII") and subsidiaries will continue as a going concern. As discussed in Notes 4, 28 and 29 to the consolidated financial statements, Southern Pacific Bank (the "Bank"), ICII's principal subsidiary, is currently precluded by applicable regulations from paying dividends to ICII. As of December 31, 2001, ICII had total assets of $199.7 million (including cash and cash equivalents of $12.5 million and total investments in the Bank of $70.7 million), total liabilities of $277.6 million, and a total shareholders' deficit of $77.9 million. Other than cash provided by through holding or sale of its assets, ICII has no other material source of cash other than dividends from the Bank. Additionally, the Bank has incurred recurring losses from operations. As more fully discussed in Note 4 to the consolidated financial statements, the Bank received the PCA Notice on February 1, 2002, notifying it that the FDIC considers the Bank to be in the Undercapitalized category under Section 38 of the Federal Deposit Insurance Act ("FDIA"). In addition, the Bank consented to the issuance by the FDIC of an order in December 2000, and received a similar order from the DFI (collectively, the "Regulatory Orders"), requiring that the Bank achieve a Tier I capital ratio of 9.00% and a total risk-based capital ratio of 12.00% by December 31, 2001, and include various operating and other restrictions. As of December 31, 2001, an additional $21.0 million was required to be contributed to or invested in the Bank to meet the requirements for being adequately capitalized under the FDIA and $72.8 million was required to be contributed to or invested in the Bank to meet the capital ratio targets specified by the Orders. As a result of receiving the PCA Notice and consenting to the Regulatory Orders, the Bank is also required to file with the FDIC a capital plan outlining its plans for attaining the required levels of regulatory capital. As also required by the PCA Notice, on February 27, 2002 ICII's Board of Directors approved a performance guarantee on behalf of the Bank, for the benefit of the FDIC. Under the performance guarantee, ICII guarantees the performance of the Bank under the terms of the capital plan and should the Bank fail to meet its terms, ICII would be required to pay the sum demanded to the Bank or as directed by the FDIC; provided, that the aggregate liability of ICII under the guarantee shall be the lesser of an amount equal to five percent of the Bank's total assets as of December 31, 2001 or the amount which is necessary or would have been necessary to restore the relevant capital measures of the Bank to the levels required to be classified as adequately capitalized. The Bank filed a capital restoration plan on March 1, 2002. The capital plan describes the steps proposed to recapitalize the Bank including among other steps, the infusion of additional capital into the Bank from ICII of approximately $15.0 million and a capital infusion of approximately $55.0 million from the issuance of the Bank's common stock in the public markets. Failure of the Bank to satisfy the minimum capital requirements set forth in the PCA Notice or the Orders or otherwise obtain a waiver therefrom may result in further actions by the FDIC or DFI including the risk of regulatory takeover. Management's plans in regard to these matters are also described in Notes 4 and 29 to the consolidated financial statements. These factors raise substantial doubt about Imperial Credit Industries, Inc.'s ability to continue as a going concern. The consolidated financial statements of Imperial Credit Industries, Inc. and subsidiaries do not include any adjustments that might result from the outcome of these uncertainties.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by telephoning the SEC at 1-800-SEC-0330. You may also access the reports, proxy statements and other materials that we file electronically over the Internet at the SEC's website at http://www.sec.gov.


   We have filed a registration statement with the SEC on Form S-2 relating to the notes and the common stock offered by this prospectus. This prospectus does not contain all of the information included in that registration statement. You may refer to the registration statement and the exhibits for more information about the notes offered by this prospectus. The statements we make in this prospectus regarding the content of any documents filed as exhibits to the registration statement are not necessarily complete, and you should refer to the filed copies of those documents for additional information. All of our statements about these documents are qualified in their entirety by the exhibits to the registration statement.


   The SEC allows us to incorporate into this prospectus the information contained in documents we file with the SEC by referring to those documents herein. This means that:

   . the documents incorporated by reference are considered part of this prospectus

   . we can disclose important information to you by referring to those documents

   . information we file with the SEC automatically updates and supersedes the information provided in this prospectus.

   We incorporate into this prospectus by reference the following documents filed by us with the SEC under our File No. 0-19861:


      (1) our Annual Report on Form 10-K for the Year ended December 31, 2001;





      (2) our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002; and



      (3) our Current Reports on Form 8-K dated January 7, 2002, February 8, 2002 and May 20, 2002.



   You may request a copy, at no cost, of any of the documents incorporated by reference in this prospectus that are not delivered with this prospectus, except for exhibits to those documents (other than exhibits specifically incorporated by reference therein), by contacting us at: Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 210, Torrance, California 90505, telephone number (310) 373-1704, Attention: Investor Relations.

================================================================================





                       IMPERIAL CREDIT INDUSTRIES, INC.


               $66,500,000 of 12% Senior Secured Notes Due 2005


                         32,000 Shares of Common Stock


                                --------------
                                  PROSPECTUS
                                --------------


                                          , 2002





================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution


                      Registration Fee............ $24,100
                      Legal Fees and Expenses.....  40,000
                      Accounting Fees and Expenses  10,000
                      Printing Expenses...........  10,000
                      Miscellaneous...............   5,000

                                                   -------
                         TOTAL.................... $89,100

                                                   =======


Item 15.  Indemnification of Directors and Officers

   Under Section 317 of the California General Corporation Law (the "CGCL"), the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Registrant and its shareholders provided that the specified court approval is obtained.

   As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the Registrant provide that the Registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the Registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Registrant's By-laws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the Registrant with its directors and its executive officers require the Registrant to indemnify such persons against expenses, judgments, fines settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   The Articles of Incorporation of the Registrant provide that the personal liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

Item 16.  Exhibits and Financial Statement Schedules.

   (a) Exhibits


 Exhibit No.                               Description
-----------                                -----------
    4.1&&&       Indenture dated as of July 3, 2001 between the Registrant and
                   The Chase Manhattan Bank and Trust Company, National
                   Association, as Trustee (including form of 12% Senior Secured
                   Note due 2005).

    4.2(S)(S)    Amended and Restated Collateral Agency and Security Agreement,
                   dated as of June 28, 2001, for the benefit of Wilmington Trust
                   Company, as Collateral Agent.

    4.3+         Exchange Notes Registration Rights Agreement dated as of March
                   29, 2001 by and among the Registrant and certain investors named therein.

    4.4&&&       Registration Rights Agreement, dated as of July 3, 2001.

    4.5(S)(S)    Indenture for the 12% Secured Convertible Subordinated Notes due
                   2005, dated as of June 28, 2001 (including form of 12% Secured
                   Convertible Subordinated Notes due 2005)

    4.6(S)(S)(S) Amendment No. 1 to Amended and Restated Collateral Agency and
                   Security Agreement, effective February 19, 2002, for the benefit of Wilmington Trust Company, as Collateral Agent.

    4.7(S)(S)(S) Exchange Notes Registration Rights Agreement, effective March
                   15, 2002, by and among the Registrant and the Stephen Adams
                   Living Trust.

    5++          Opinion of Mayer, Brown, Rowe & Maw.

   10.1(S)       Form of Indemnification Agreement for directors and officers.

   10.2(S)       1992 Incentive Stock Option Plan and Nonstatutory Stock Option
                   Plan and form of Stock Option Agreement thereunder.

   10.3*         1996 Stock Option, Deferred Stock and Restricted Stock Plan
                   effective as of June 21, 1996.

   10.4(S)       Senior Management Stock Option Agreement dated effective as of
                   January 1, 1992 by and between Registrant and H. Wayne Snavely.

   10.5**        Amendment No. 1 to Senior Management Stock Option Agreement by
                   and between Registrant and H. Wayne Snavely, effective as of
                   January 1, 1992.

   10.6**        Amendment No. 2 to Senior Management Stock Option by and between
                   Registrant and H. Wayne Snavely, effective as of September 30,
                   1995.

   10.7***       Employment agreement dated as of January 1, 1997 by and between
                   Registrant and H. Wayne Snavely.

   10.8***       Promissory Note Secured by Stock Pledge and Deed of Trust dated as of October 21, 1997, between Registrant and H. Wayne
                   Snavely.

   10.9##        Deferral of Executive Compensation Plan effective July 1, 1998.

   10.10##       Deferral of Executive Compensation Plan, Plan I, effective
                   January 1, 1999.

   10.11##       Deferral of Executive Compensation Plan, Plan II, Effective
                   January 1, 1999.

   10.12###      Employment Severance Agreement, Settlement Agreement and General
                   Release, effective September 30, 1999, between Registrant and
                   Kevin E. Villani.

   10.13&        Amended Termination Protection Agreement, effective January 27,
                   1999, by and between Registrant and H. Wayne Snavely which supersedes exhibit 10.28##.

   10.14&        Amended Termination Protection Agreement, effective January 27,
                   1999, by and between Registrant and Irwin L. Gubman.

   10.15&        Amended Termination Protection Agreement, effective January 27,
                   1999, by and between Registrant and Brad S. Plantiko.

 Exhibit No.                                Description
-----------                                 -----------

   10.16+         Master Recapitalization Agreement, dated as of March 29, 2001.

   10.17(S)(S)    First Amendment to Master Recapitalization Agreement, dated as of June 27, 2001.

   10.18(S)(S)(S) Standstill, Forbearance and Amendment Agreement. Effective
                    February 19, 2002, by and between the Registrant and holders of the 12% Senior Secured Notes due April 30, 2002.

   10.19(S)(S)(S) Form of Senior Secured Note-Series B, Dated March 15, 2002.

   10.20(S)(S)(S) Restructuring Agreement, Effective February 19, 2002, by and
                    between Registrant and the Stephen Adams Living Trust.

   10.21(S)(S)(S) New Debt Collateral Agency and Security Agreement, Effective
                    February 19, 2002, by and between Registrant and Wilmington
                    Trust Company as Collateral Agent for the holders of Senior
                    Secured Debt.

   12++           Statement Regarding Computation of Ratio of Earnings To Fixed
                    Charges.

   13.1&&         Annual Report on Form 10-K for the year ended December 31, 2001

   13.2&&         Quarterly Report on Form 10-Q for the quarter ended March 31,
                    2002.

   23.1++         Consent of KPMG LLP.

   23.2           Consent of Mayer, Brown, Rowe & Maw (included as part of Exhibit
                    5).

   24&&&          Power of Attorney.

   25&&&          Statement of Eligibility and Qualification (Form T-1) under the
                    Trust Indenture Act of 1939 of The Chase Manhattan Bank and
                    Trust Company, National Association.

--------

      (S) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-45606) and Amendments No. 1, 2 and 3 filed with the SEC on February 10, 1992, April 20, 1992, May 7, 1992 and
          May 18, 1992, respectively.

   (S)(S) Incorporated by reference to the Registrant's Amendment No. 1 to
          Registration Statement on Form
          S-3 (File No. 333-58728) filed with the SEC on August 30, 2001.

(S)(S)(S) Incorporated by reference to Registrant's Annual Report on Form
          10-K for the year ended December 31, 2001.

        + Incorporated by reference to Registrant's Annual Report on Form
          10-K/A, as amended, for the year ended December 31, 2000, filed with the SEC on June 11, 2001.

       ++ Filed herewith.

        * Incorporated by reference to Registrant's Registration Statement on
          Form S-8 (Registration No. 333-13805) filed October 9, 1996

       ** Incorporated by reference to Registrant's Registration Statement on
          Form S-8(Registration No. 333-15149) filed October 31, 1996.

      *** Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

        + Incorporated by reference to Imperial Credit Commercial Mortgage
          Investment Corp.'s Form 10-Q for the quarter ended September 30, 1997.

        # Incorporated by reference to Registrant's Registration Statement on
          Form S-4(Registration No. 333-22141) filed with the SEC on February
          19, 1997.


    ## Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

   ### Incorporated by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

     & Incorporated by reference to Registrant's Registration Statement of
       Form S-4(Registration No. 333-30809) filed on July 3, 1997.


    && Previously filed with the SEC, as to our 2001 Form 10-K, on April 16,
       2002 and, as to our 1st Quarter Form 10-Q, on May 20, 2002.

   &&& Previously filed.


Item 17.  Undertakings.

   The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       ii.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      iii.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       SIGNATURES AND POWER OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on May 31, 2002.



                                              IMPERIAL CREDIT INDUSTRIES, INC.

                                              By:    /s/  RUDOLF P. GUENZEL
                                                  -----------------------------
                                                        Rudolf P. Guenzel
                                                     Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                                   Title                     Date
          ---------                                   -----                     ----

   /s/  MICHAEL S. RILEY*               Chairman of the Board and Director  May 31, 2002
-----------------------------
      Michael S. Riley

   /s/  BRAD S. PLANTIKO*               Chief Operating Officer and         May 31, 2002
-----------------------------             Chief Financial Officer
      Brad S. Plantiko                    (Principal Financial Officer)

   /s/  RUDOLF P. GUENZEL               Chief Executive Officer and         May 31, 2002
-----------------------------             Director (Principal Executive
      Rudolf P. Guenzel                   Officer)

-----------------------------           Director
         Lee Sanders

/s/  ROBERT S. MUEHLENBECK*             Director                            May 31, 2002
-----------------------------
    Robert S. Muehlenbeck

                                        Director
-----------------------------
     Theodore R. Maloney

 /s/  CHARLES E. UNDERBRINK*            Director                            May 31, 2002
-----------------------------
    Charles E. Underbrink

    /s/  PAUL B. LASITER*               Senior Vice President and           May 31, 2002
-----------------------------             Corporate Controller
       Paul B. Lasiter                    (Principal Accounting Officer)

     /s/  BRAD S. PLANTIKO
*By _______________________
      Brad S. Plantiko
     As attorney-in-fact